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As filed with the Securities and Exchange Commission on February 26, 2003

Registration No. 333-102397

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

SHARPER IMAGE CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware (State of other jurisdiction of incorporation or organization)	94-2493558 (I.R.S. Employer Identification No.)
650 Davis Street San Francisco, California 94111 (415) 445-6000 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Jeffrey P. Forgan
Executive Vice President and Chief Financial Officer
Sharper Image Corporation
650 Davis Street
San Francisco, California 94111
(415) 445-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

Copies to:
Bruce K. Dallas Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	Gerald S. Tanenbaum Cahill Gordon & Reindel 80 Pine Street New York, New York 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not the solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 26, 2003

Prospectus

2,500,000 shares

Common stock

This is an offering of common stock by Sharper Image Corporation.

Our common stock is traded on the Nasdaq National Market under the symbol "SHRP." On February 25, 2003, the reported last sale price of our common stock was $15.05 per share.

	Per share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Sharper Image Corporation, before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to 375,000 additional shares.

Investing in our common stock involves risks. See "Risk factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan
Lehman Brothers
Southwest Securities
WR Hambrecht+Co

                                  , 2003

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we refer you to. You should read the following summary together with the more detailed information and financial statements and the notes to those statements appearing elsewhere in this prospectus. Except as otherwise noted, we present all financial and operational data on a fiscal year and fiscal quarter basis. Our fiscal year ends on January 31. For example, we refer to the year ended January 31, 2002 as "fiscal 2001" or "2001." Our fiscal quarters end April 30, July 31 and October 31.

The Sharper Image

The Sharper Image is a leading specialty retailer of innovative, high quality products that are useful and entertaining and are designed to make life easier and more enjoyable. We offer a unique assortment of products, many of which are new and creative proprietary Sharper Image Design products and exclusive Sharper Image private label products. We design and develop our Sharper Image Design products, while Sharper Image private label products are designed by third parties or jointly designed with us. Our products are marketed and sold primarily through: The Sharper Image stores; The Sharper Image catalog and direct marketing operations; and the Internet. We believe that our unique merchandising and creative marketing strategies have made The Sharper Image one of the most widely recognized retail brand names in the United States.

As of January 31, 2003, we operated 127 The Sharper Image stores in 32 states and the District of Columbia, which generated 59% of our total revenues in fiscal 2001 and 57% in fiscal 2002. During fiscal 2001 and 2002, we mailed approximately 70 million and 78 million The Sharper Image catalogs, respectively, to over 16 million individuals in each period. In addition to generating approximately 23% of our total revenues in fiscal 2001 and 24% in fiscal 2002, The Sharper Image catalog, along with our other direct marketing operations, serves as the primary advertising vehicle both for our stores and our Internet operations. Our Internet operations generated 13% of our total revenues in fiscal 2001 and 2002.

Our total revenues for fiscal 2001 were $396.2 million and for fiscal 2002 were $522.0 million. A substantial portion of our revenues is generated in our fiscal fourth quarter.

Competitive advantages

We believe that the following competitive advantages have contributed significantly to our past success, and we intend to continue to capitalize on these advantages:

•
Strong brand name. The Sharper Image retail brand is recognized as a leading source of new, innovative, high quality products designed to make life easier and more enjoyable.

•
Sharper Image Design and private label products. We have developed and introduced over 70 new-to-market Sharper Image Design products in the last three fiscal years, including over 20 in fiscal 2002. Sharper Image Design and private label products generally carry higher margins than branded products and grew to approximately 76% of total revenues in fiscal 2002 from approximately 70% in fiscal 2001 and approximately 64% in fiscal 2000.

•
Unique product offering at a wide range of price points. We offer a unique assortment of high quality, innovative products in a variety of categories and at a wide range of price points, ranging from lower priced items in the $20 to $50 price range with broad consumer appeal to higher priced products in the one to several thousand dollar price range with more targeted appeal.

•
Three synergistic sales channels. We offer our products primarily through The Sharper Image stores, The Sharper Image catalog and direct marketing operations, and the Internet, allowing us to leverage our experience in marketing, advertising, order fulfillment and customer service across sales channels.

•
Loyal and diverse customer base. We have developed an internal database of over 15 million customer names with a balanced mix of men and women representing a broad range of incomes.

•
Proven management team. We believe that our management team has developed an understanding of our customers' tastes and purchasing habits, which has allowed us to strengthen our brand and successfully execute product design, sourcing and marketing strategies.

Growth strategy

We believe that substantial opportunities exist to enhance our revenues and profitability by continuing to implement the following growth strategy:

•
Increase Sharper Image Design and private label product offerings. A key element of our growth strategy is to continue to design, develop and market innovative Sharper Image Design and private label products at popular price points that offer new features, appeal to a broad customer base and generate higher margins than our branded products.

•
Broaden our customer base. We believe that significant opportunities exist to broaden our customer base by expanding our multimedia advertising programs, including television infomercials, developing more products that appeal specifically to women and products for the home, and reaching customers in broader income levels.
•
Open new stores. We plan to increase our number of stores by 10-15% for each of the next two to three years by selectively opening new stores in premium locations, including regional malls, lifestyle centers and downtown locations.

•
Broaden our sales and marketing channels. We are expanding our marketing efforts in multimedia advertising, including single product mailers, television infomercials and Internet advertising, and we have marketing agreements with Google, MSN Shopping and Yahoo!, among others. We also have a strategic wholesale marketing arrangement with Circuit City

Stores, as well as wholesale marketing arrangements with other established retail outlets such as Neiman Marcus and Federated Department Stores.

Our principal executive offices are located at 650 Davis Street, San Francisco, California 94111. Our telephone number is (415) 445-6000. Our website address is www.sharperimage.com. Information contained in our website is not part of this prospectus.

The offering

Common stock offered by The Sharper Image	2,500,000 shares
Over-allotment option	375,000 shares
Shares outstanding immediately prior to the offering	12,641,952 shares
Shares to be outstanding after the offering	15,141,952 shares
Nasdaq National Market symbol	SHRP

Use of proceeds

We intend to use the net proceeds of this offering for working capital and general corporate purposes, including expanding our number of stores, remodeling existing stores, increasing distribution capabilities and strengthening our information technology infrastructure.

Unless otherwise indicated, all share information in this prospectus is based on the number of shares of common stock outstanding as of January 31, 2003, and:

•
excludes 2,695,371 shares of common stock subject to outstanding stock options at a weighted average exercise price of $9.83 per share; and

•
excludes 188,863 shares of common stock reserved for future issuance under our employee and non-employee director stock option plans.

Unless otherwise noted, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

See "Capitalization" and "Description of capital stock" for additional information concerning the number of outstanding shares of our capital stock and stock options.

Summary financial data and operating statistics

The summary financial data shown below are as of and for the five fiscal years ended January 31, 2002, 2001, 2000, 1999 and 1998 and for the nine months ended October 31, 2002 and 2001. The statements of operations data for the three fiscal years ended January 31, 2002, 2001 and 2000 are derived from our financial statements for these years, which have been audited by Deloitte & Touche LLP, our independent auditors. The summary historical data for the nine months ended October 31, 2002 and 2001 are derived from our unaudited financial statements for the respective periods. Operating results for the nine months ended October 31, 2002 are not indicative of the results for the entire fiscal year ending January 31, 2003. The statements of operations data for the years ended January 31, 1999 and 1998 are derived from audited financial statements not included elsewhere or incorporated by reference in this prospectus.

	Nine months ended October 31,		Year ended January 31,
(dollars in thousands, except per share data)	2002	2001	2002 (fiscal 2001)	2001 (fiscal 2000)	2000 (fiscal 1999)	1999 (fiscal 1998)	1998 (fiscal 1997)

Statements of operations data:
Revenues(1)	$ 301,353	$ 229,560	$ 396,199	$ 421,136	$ 304,097	$ 251,369	$ 222,648
Gross margin(2)	167,892	117,741	205,760	206,489	149,001	117,458	97,464
Operating income (loss)	(2,369)	(17,218)	2,107	27,068	14,996	7,428	1,507
Earnings (loss) before income tax expense (benefit)	(2,339)	(17,109)	2,160	29,082	15,541	7,670	988
Net earnings (loss)	(1,381)	(10,265)	1,296	17,449	9,325	4,602	593
Net earnings (loss) per share:
Basic	$ (0.11)	$ (0.86)	$ 0.11	$ 1.45	$ 0.89	$ 0.54	$ 0.07
Diluted	$ (0.11)	$ (0.86)	$ 0.10	$ 1.33	$ 0.82	$ 0.51	$ 0.07
Weighted average number of shares:
Basic	12,223,149	11,896,937	11,904,562	12,036,569	10,516,358	8,532,588	8,303,425
Diluted	12,223,149	11,896,937	12,568,380	13,074,395	11,358,004	9,072,832	8,537,032

	As of October 31, 2002
(in thousands)	Actual	As adjusted(3)

Balance sheet data:
Cash and equivalents	$ 1,904
Working capital	49,479
Total assets	183,469
Notes payable (less current portion)	1,893
Stockholders' equity	96,942

(1)
Excluding sales of the Razor Scooter, revenues for the nine months ended October 31, 2002 and 2001 would have been approximately $299.9 million and $226.1 million, respectively, and for fiscal 2001, 2000 and 1999 would have been approximately $391.5 million, $351.1 million and $301.7 million, respectively. Sales of the Razor Scooter in fiscal 1998 and 1997 were not material.

(2)
Gross margin represents net sales, including delivery revenue, less cost of products, including delivery expense.

(3)
As adjusted gives effect to the sale of 2,500,000 shares of common stock we are selling in this offering.

	(unaudited)
	Nine months ended October 31,		Year ended January 31,
(dollars in thousands)	2002	2001	2002 (fiscal 2001)	2001 (fiscal 2000)	2000 (fiscal 1999)	1999 (fiscal 1998)	1998 (fiscal 1997)

Operating statistics:
Number of stores at period end(1)	120	106	109	97	89	87	85
Comparable store sales increase (decrease)(1)(2)	13.6%	(19.0)%	(16.0)%	29.0%	12.3%	5.3%	1.1%
Number of catalogs mailed(3)	47,707,000	46,431,000	70,135,000	62,252,000	47,581,000	41,338,000	38,261,000
Average revenue per transaction(4):
Stores	$ 131	$ 120	$ 118	$ 117	$ 106	$ 102	$ 104
Catalog and direct marketing operations(3)	$ 205	$ 171	$ 174	$ 164	$ 145	$ 141	$ 160
Internet(5)	$ 152	$ 126	$ 127	$ 108	$ 97	$ 140	$ 111

(1)
Excludes 1 store operated internationally.

(2)
Excluding sales of the Razor Scooter, comparable store sales would have increased 2.0% and 6.1% in fiscal 2001 and 2000, respectively. Comparable store sales are defined as sales from stores where selling square feet did not change by more than 15% in the previous 12 months and which have been open for at least 12 full months. Stores generally become comparable once they have a full year of comparable sales.

(3)
This information pertains solely to The Sharper Image catalogs and direct marketing operations and excludes the Home Collection catalog which was discontinued in fiscal 1998 and the SPA Collection catalog which was discontinued in fiscal 1997.

(4)
Average revenue per transaction is calculated by dividing the amount of gross sales, exclusive of delivery revenue and sales taxes, per channel by the gross number of transactions in that channel.

(5)
Includes results from our auction site which opened in the quarter ended April 30, 1999.

 Recent developments

On February 20, 2003, we issued a press release announcing selected unaudited operating results for the three months and the fiscal year ended January 31, 2003 as follows:

	(Unaudited)
			Year ended January 31,
	Three months ended January 31,
			2003 (fiscal 2002)(1)	2002 (fiscal 2001)(1)
(dollars in thousands, except per share data)	2003	2002

Statements of operations data
Revenues	$220,691	$166,639	$522,044	$396,199
Cost of products	97,279	78,505	229,934	189,454
Buying and occupancy	13,407	10,856	46,461	38,640
Advertising	36,003	25,365	97,360	68,479
General, selling and administrative	45,257	32,589	121,913	97,519

Operating income	28,745	19,324	26,376	2,107
Other income (expense)—net	(223)	(56)	(193)	53

Earnings before income tax expense	28,522	19,268	26,183	2,160
Income tax expense	11,693	7,708	10,735	864

Net earnings	$16,829	$11,560	$15,448	$1,296

Net earnings per share:
Basic	$1.33	$0.97	$1.25	$0.11
Diluted	$1.21	$0.92	$1.12	$0.10
Weighted average number of shares:
Basic	12,636,000	11,927,000	12,327,000	11,905,000
Diluted	13,930,000	12,584,000	13,752,000	12,568,000
Stores open(2)	127	109	127	109

(1) Includes reclassification of certain expenses for prior periods to conform with current quarter presentation

(2) Excludes 1 store operated internationally.

For the fourth fiscal quarter ended January 31, 2003, net store sales increased 28% to $130.5 million from $102.0 million in the same prior year quarter; comparable store sales increased 13%. Net catalog and direct marketing sales increased 30% to $50.3 million from the last year's fourth quarter $38.6 million. Net Internet sales, excluding auction sales, increased 66% percent in the fourth quarter. Net Internet sales, including auction sales, increased 61% to $33.1 million from last year's fourth quarter $20.5 million.

For fiscal 2002, net store sales increased 28% to $296.1 million from $232.1 million in fiscal 2001; comparable store sales increased 14%. Net catalog and direct marketing sales increased 40% to $141.4 million from the prior year's $101.3 million. Net Internet sales, excluding auction sales, increased 53%. Net Internet sales, including auction sales, increased 40% to $69.5 million from the last year's $49.8 million.

The press release also announced that we had opened 20 new stores during fiscal 2002, exceeding our goal of 10 to 15% new store growth in fiscal 2002.

Risk factors

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. This could cause a decline in the trading price of our common stock, and you may lose all or part of your investment.

Risks specific to The Sharper Image

If we fail to continuously offer new merchandise that our customers find attractive, the demand for our products may be limited.

In order to meet our strategic goals, we must successfully offer our customers new, innovative and high quality products on a continuous basis. Our product offerings must be affordable, useful to the customer, well made, distinctive in design and not widely available from other retailers. We cannot predict with certainty that we will successfully offer products that meet these requirements in the future. Some products or a group of related products can produce sales volumes that are significant to our total sales volume in a particular period.

If other retailers, especially department stores or discount retailers, offer the same products or products similar to those we sell, or if our products become less popular with our customers, our sales may decline or we may decide to offer our products at lower prices. If customers buy fewer of our products or if we have to reduce our prices, our revenues and earnings will decline.

Our products must appeal to a broad range of consumers whose preferences we cannot predict with certainty and may change between sales seasons. If we misjudge either the market for our products or our customers' purchasing habits, our sales may decline, our inventories may increase or we may be required to sell our products at lower prices. This would have a negative effect on our business.

If we do not maintain sufficient inventory levels, or if we are unable to deliver our products to our customers in sufficient quantities, our operating results will be adversely affected.

We must be able to deliver our merchandise in sufficient quantities to meet the demands of our customers and deliver this merchandise to customers in a timely manner. We must be able to maintain sufficient inventory levels, particularly during the peak holiday selling seasons. If we fail to achieve these goals, we may be unable to meet customer demand, and our future results will be adversely affected if we are not successful in achieving these goals. Our success depends on our ability to anticipate and respond to changing product trends and consumer demands in a timely manner.

A substantial portion of our sales during any given period of time may be generated by a particular product or line of products and if sales of those products or line of products decrease, our stock price may be adversely affected.

During the first nine months of fiscal 2002, the sales of our air purification line of products constituted a substantial portion of our total revenues. Although not as substantial, the sales from our home and portable stereo system and massage product lines constituted a significant portion of our total revenues. We believe that sales from these product lines will continue to constitute a substantial portion of our sales during the remainder of fiscal 2002 and fiscal 2003, although we cannot assure you that sales of these product lines will continue to increase or will continue at this level.

Our future growth will be substantially dependent on the continued increase in sales growth of existing core and new products, while at the same time maintaining or increasing our current gross margin rates. We cannot predict whether we will be able to increase the growth of existing core and new products or successfully introduce new products, increase our revenue level or maintain or increase our gross margin rate in future periods. Failure to do so may adversely affect our stock price.

Poor economic conditions may reduce consumer spending on discretionary retail products such as the ones we offer.

Consumer spending patterns, particularly discretionary spending for products such as ours, are affected by, among other things, prevailing economic conditions, stock market volatility, threats of war, acts of terrorism, wage rates, interest rates, inflation, taxation, consumer confidence and consumer perception of economic conditions. General economic, political and market conditions, such as recessions, may adversely affect our business results and the market price of our common stock. The terrorist attacks on New York City and Washington, D.C. on September 11, 2001, had a negative effect on an already slowing economy and on consumer confidence. Our business has been and could continue to be negatively affected by the poor economic conditions which negatively impact the retail industry and any related decline in consumer demand for discretionary items such as our products. We face uncertainty in the degree to which the continuing poor performance in the retail industry and the current economic slowdown will negatively affect demand for our products from our existing and potential customers. We may not be able to accurately anticipate the magnitude of these effects on future quarterly results.

Our success depends in part on our ability to internally design and develop our Sharper Image Design products.

We have invested significant resources in and are increasingly dependent on the success of the Sharper Image Design products that we design and develop. These products have typically generated higher gross margins than other products and our merchandising strategy emphasizes these products. Some of these products or a group of related products, which are affected by customers' demands and the level of our marketing and advertising efforts, can produce sales volumes that are significant to our total sales volume in a particular period. In order to be successful, we must continue to design and develop products that meet the demands of our customers, as well as create customer demand for these products. If we are unable to successfully design and develop these products, our operating results may be adversely affected.

We rely on foreign sources of production and our business would be adversely affected if our suppliers are not able to meet our demand and alternative sources are not available.

We must ensure that the products we design and develop are manufactured cost-effectively. We rely solely on a select group of contract manufacturers, most of whom are located in Asia (primarily China), to produce these products in sufficient quantities to meet customer demand and to obtain and deliver these products to our customers in a timely manner. These arrangements are subject to the risks of relying on products manufactured outside the United States, including political unrest and trade restrictions, local business practice and political issues, including issues relating to compliance with domestic or international labor standards, currency fluctuations, work stoppages, economic uncertainties, including inflation and government regulations, and other uncertainties. If we are unable to successfully obtain and timely deliver sufficient quantities of these products, our operating results may be adversely affected.

We had a single supplier located in Asia that provided approximately 16% of the net merchandise purchases in fiscal 2001 and 23% in the first nine months of fiscal 2002 and is expected to provide a comparable percentage in the future. If we were unable to obtain products from this supplier on a timely basis or on commercially reasonable terms, our operating results may be adversely affected.

Some of our smaller vendors have limited resources, limited production capacities and limited operating histories. We have no long-term purchase contracts or other contracts that provide continued supply, pricing or access to new products and any vendor or distributor could discontinue selling to us at any time. We compete with many other companies for production facilities and import quota capacity. We cannot assure you that we will be able to acquire the products we desire in sufficient quantities or on terms that are acceptable to us in the future. In addition, we cannot assure you that our vendors will make and deliver high quality products in a cost-effective, timely manner. We may also be unable to develop relationships with new vendors.

We depend on our vendors' ability to timely deliver sufficient quantities of products and our business can be harmed by work stoppages or other interruptions to delivery of products.

All products we purchase from our vendors in Asia must be shipped to our distribution centers by freight carriers and we cannot assure you that we will be able to obtain sufficient freight capacity on a timely basis and at favorable rates. Our inability to acquire suitable products in a cost-effective, timely manner or the loss of one or more key vendors or freight carriers could have a negative effect on our business.

On July 1, 2002, the labor contract between the Pacific Maritime Association, or PMA, and the International Longshore and Warehouse Union, or ILWU, whose members are primarily responsible for the removal of cargo from container loaded shipping vessels in West Coast U.S. ports, expired. Many of our shipments from Asia move through these West Coast U.S. ports and were affected by the 10-day lockout by the PMA in October 2002 and subsequent drop of productivity since the ports reopened. Though the ILWU and PMA reached a six-year contract agreement which became effective on February 1, 2003, the lockout and subsequent drop in productivity at the ports have impacted the timely delivery of several of our products, particularly for the critical holiday season, and may have negatively impacted our sales. During the second quarter of fiscal 2002, we began a gradual buildup of merchandise inventory in anticipation of a possible work stoppage by the ILWU and put into place contingency plans, which included increased usage of airfreight transportation. The contingency plans, however, cannot offset the impact the work stoppage may have had on us. The increased usage of airfreight transportation has had a negative impact on our gross margins for the fourth quarter of fiscal 2002.

Our ability to protect our proprietary technology, which is vital to our business, particularly our air purification products, is uncertain and our inability to protect these rights could impair our competitive advantage and cause us to incur substantial expense to enforce our rights.

Our success, competitive position and amount of potential future income will depend in part on our ability to obtain patent protection relating to the technologies and products we are currently developing and that we may develop in the future. Our policy is to seek patent protection and enforce the intellectual property rights we own and license. We cannot assure you that patent applications we submit and have submitted will result in patents being issued. Of our 26 utility patents, we currently have three utility patents, as well as the rights to use a fourth utility patent, and multiple design patents that are related to our air purification line of products. The patents related to our air purification line of products have terms ending between 2005 and 2019.

We cannot assure you that a third party will not infringe upon or design around any patent issued or licensed to us, including the patents and license agreement related to our air purification line of products, or that these patents will otherwise be commercially viable. Litigation to establish the validity of patents, to defend against patent infringement claims of others and to assert patent infringement claims against others can be expensive and time-consuming even if the outcome is favorable to us. If the outcome is unfavorable to us, we may be required to pay damages, stop production and sales of infringing products or be subject to increased competition from similar products. We have taken and may, in the future, take steps to enhance our patent protection, but we cannot assure you that these steps will be successful or that, if unsuccessful, our patent protection will be adequate.

We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We attempt to protect our proprietary technology in large part by confidentiality agreements with our employees, consultants and other contractors. We cannot assure you, however, that these agreements will not be breached, that we will have adequate remedies for any breach or that competitors will not know of or independently discover our trade secrets.

Our quarterly operating results and comparable store sales are subject to significant fluctuations and seasonality.

Our business is seasonal, reflecting the general pattern of peak sales and earnings for the retail industry during the holiday shopping season. Typically, a substantial portion of our total revenues and all or most of our net earnings occur during our fourth quarter ending on January 31. The fourth quarter accounted for more than 40% of total revenues in both fiscal 2001 and 2000. In addition, the fourth quarter accounted for all of our net earnings in fiscal 2001 and approximately 75% in fiscal 2000. In anticipation of increased sales activity during the fourth quarter, we incur significant additional expenses, including significantly higher inventory costs and the costs of hiring a substantial number of temporary employees to supplement our regular store staff. If for any reason our sales were to be substantially below those normally expected during the fourth quarter, our annual operating results would be adversely affected. Due to this seasonality, our operating results for any one period may not be indicative of our operating results for the full fiscal year.

We generally experience lower revenues and net operating results during our first three quarters of the fiscal year and have historically and may continue to experience losses in these quarters. Our quarterly results of operations may fluctuate significantly as a result of a variety of factors, including, among other things, the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, changes in our merchandise mix and net catalog sales.

In addition, like other retailers, we typically make merchandising and purchasing decisions well in advance of the holiday shopping season. As a result, poor economic conditions or differences from projected customer demand for our products during the fourth quarter could result in lower revenues and earnings.

Our comparable store sales also fluctuate significantly and can contribute to fluctuations in our quarterly operating results. Our comparable store sales are affected by a variety of factors, including customer demand in different geographic regions, our ability to efficiently source and distribute products, changes in our product mix, competition and advertising.

Our comparable store sales have fluctuated significantly in the past and we believe that such fluctuations may continue. Our historic comparable net store sales changes from the prior fiscal year were as follows:

Fiscal year	Percentage increase (decrease)
1997	1.1%
1998	5.3
1999	12.3
2000	29.0
2001	(16.0)
2002	14.0

Comparable store sales are defined as sales from stores where selling square feet did not change by more than 15% in the previous 12 months and which have been open for at least 12 full months. Stores generally become comparable once they have a full year of comparable sales. We cannot assure you that our comparable store sales results will increase in the future. Any reduction in or failure to increase our comparable store sales results could impact our future operating performance and cause the price of our common stock to decrease.

We are dependent on the success of our advertising and direct marketing efforts and our profitability will be adversely affected by increased costs associated with these efforts.

Our revenues depend in part on our ability to effectively market and advertise our products through The Sharper Image catalog and direct marketing operations. Increases in advertising, paper or postage costs may limit our ability to advertise without reducing our profitability. If we decrease our advertising efforts due to increased advertising costs, restrictions placed by regulatory agencies or for any other reason, our future operating results may be materially adversely affected. We are also utilizing and constantly testing other advertising media, such as television infomercials, radio and single product mailings. Our advertising expenditures increased by approximately $13.8 million, or 25.3%, in fiscal 2001 from the prior fiscal year and by approximately $18.2 million, or 42.3%, in the first nine months of fiscal 2002 from the same period in the prior fiscal year. While we believe that increased expenditures on these and other media have resulted in increased revenues during the first nine months of fiscal 2002, we cannot assure you that this trend will continue in the future. If our advertising is ineffective and our increased advertising expenditures do not result in increased sales volumes, our sales and profits will be adversely affected. We expect to continue to spend on advertising and marketing at increased levels in the future, but may not continue to produce a sufficient level of sales to cover such expenditures, which would reduce our profitability.

Our business will be harmed if we are unable to successfully implement our growth strategy.

Our growth strategy primarily includes the following components:

•
increase Sharper Image Design and private label product offerings;

•
broaden our customer base;

•
open new stores; and

•
broaden our sales and marketing channels.

Any failure on our part to successfully implement any or all of our growth strategies would likely have a material adverse effect on our financial condition, results of operations and cash flows. We believe our past growth has been attributable in large part to our success in meeting the merchandise, timing and service demands of an expanding customer base with changing demographic characteristics, but there is no assurance that we will be able to continue to have such success.

The expansion of our store operations could result in increased expenses with no guarantee of increased profitability.

We plan to increase our number of stores by 10-15% annually. We may not be able to attain our target new store openings, and any of our new stores that we open may not be profitable, either of which could have an adverse impact on our financial results. Our ability to expand by opening new stores will depend in part on the following factors:

•
the availability of attractive store locations;

•
our ability to negotiate favorable lease terms;

•
our ability to identify customer demand in different geographic areas;

•
general economic conditions; and

•
availability of sufficient funds for expansion.

Even though we continue to expand our store base, we have remained concentrated in limited geographic areas. This could increase our exposure to customer demand, weather, competition, distribution problems and poor economic conditions in these regions. In addition, our catalog sales, Internet sales, or existing store sales in a specific region may decrease as a result of new store openings.

In order to continue our expansion of stores, we will need to hire additional management and staff for our corporate offices and employees for each new store. We must also expand our management information systems and distribution systems to serve these new stores. If we are unable to hire necessary personnel or grow our existing systems, our expansion efforts may not succeed and our operations may suffer.

Some of our expenses will increase with the opening of new stores. If store sales are inadequate to support these new costs, our profitability will decrease. For example, inventory costs will increase as we increase inventory levels to supply additional stores. We may not be able to manage this increased inventory without decreasing our profitability. We may need financing in excess of that available under our current credit facility. Furthermore, our current credit facility has various loan covenants we must comply with in order to maintain the credit facility. We cannot predict whether we will be successful in obtaining additional funds or new credit facilities on favorable terms or at all.

We rely on our catalog operations which could have significant cost increases and could have unpredictable results.

Our success depends in part on the success of our catalog operations. We believe that the success of our catalog operations depends on the following factors:

•
our ability to achieve adequate response rates to our mailings;

•
our ability to continue to offer a merchandise mix that is attractive to our mail order customers;

•
our ability to cost-effectively add new customers;

•
our ability to cost-effectively design, produce and deliver appealing catalogs; and

•
timely delivery of catalog mailings to our customers.

Catalog production and mailings entail substantial paper, postage, merchandise acquisition and human resource costs, including costs associated with catalog development and increased inventories. We incur nearly all of these costs prior to the mailing of each catalog. As a result, we are not able to adjust the costs being incurred in connection with a particular mailing to reflect the actual performance of the catalog. Increases in costs of mailing, paper or printing would increase costs and would adversely impact our earnings if we were unable to pass such increases directly on to our customers or offset such increases by raising prices or by implementing more efficient printing, mailing, delivery and order fulfillment systems. If we were to experience a significant shortfall in anticipated revenue from a particular mailing, and thereby not recover the costs associated with that mailing, our future results would be adversely affected. In addition, response rates to our mailings and, as a result, revenues generated by each mailing are affected by factors such as consumer preferences, economic conditions, the timing and mix of catalog mailings, the timely delivery by the postal system of our catalog mailings and changes in our merchandise mix, several or all of which may be outside our control. Further, we have historically experienced fluctuations in the response rates to our catalog mailings. If we are unable to accurately target the appropriate segment of the consumer catalog market or to achieve adequate response rates, we could experience lower sales, significant markdowns or write-offs of inventory and lower margins, which would adversely affect our future results.

During the third quarter of fiscal 2001, we experienced delays and non-delivery of several catalog mailings due to the post office closures and mail interruptions that occurred after the September 11, 2001 terrorist attacks which had a material negative impact on sales during that period. Effective June 30, 2002, the U.S. Postal Service increased its rates. This increase has impacted the cost of mailing catalogs and single-product mailers to our customers, and to the extent that we use the U.S. Postal Service for the fulfillment of orders, our delivery expense will also increase. In addition, postal rate increases may result in competitive increases by other delivery services, which we may use from time to time. Furthermore, both the U.S. Postal Service and other delivery services may raise their rates further in the future.

The majority of our distribution and fulfillment operations are located in our own facility in Little Rock, Arkansas and any disruption of this center's operations could hurt our ability to make timely delivery of our products.

We conduct the majority of our distribution operations and all of our catalog and Internet order processing fulfillment functions from our owned facility in Little Rock, Arkansas, a leased facility in Little Rock, Arkansas and a leased facility in Ontario, California. We also use contract fulfillment and warehouse facilities for additional seasonal requirements. Any disruption in the operations at any distribution center, particularly during the holiday shopping season, could result in late delivery of products and make it difficult to meet customer demand for our products.

In addition, we rely upon third party carriers for our product shipments, including shipments to and from all of our stores. As a result, we are subject to certain risks, including employee strikes and inclement weather, associated with such carriers' ability to provide delivery services to meet our shipping needs.

We are also dependent on temporary employees to adequately staff our distribution facilities, particularly during busy periods such as the holiday shopping season. We cannot assure you that we will continue to receive adequate assistance from our temporary employees, or that we will continue to have access to sufficient sources of temporary employees.

We experience intense competition in the rapidly changing retail markets and if we are unable to compete effectively, we may not be able to maintain profitability.

We operate in a highly competitive environment. We principally compete with a variety of department stores, sporting goods stores, discount stores, specialty retailers and other catalogs that offer products similar to or the same as our products. We may increasingly compete with major Internet retailers. Many of our competitors are larger companies with greater financial resources, a wider selection of merchandise and greater inventory availability and offer the convenience of one-stop shopping. Specialty retailers, such as electronics stores, may offer only a certain category of products but often offer a wider range of selection within a particular category of product. Discount stores may offer analogous products at lower price points. We offer a more limited range of products compared to our competitors, and if we are unable to anticipate the preferences of our customers and effectively market and distinguish The Sharper Image brand or if we experience increased competition, our business and operating results could be adversely affected.

The U.S. retail industry, the specialty retail industry in particular, and e-commerce sector are dynamic in nature and have undergone significant changes over the past several years. Our ability to anticipate and successfully respond to continuing challenges is critical to our long-term growth and we cannot assure you that we will anticipate and successfully respond to changes in the retail industry and e-commerce sectors.

We maintain a liberal merchandise return policy, which allows customers to return most merchandise, and as a result, excessive merchandise returns could harm our business.

We make allowances for returns of store, catalog and Internet sales in our financial statements based on historical return rates. We cannot assure you that actual merchandise returns will not exceed our allowances. In addition, because our allowances are based on historical return rates, we cannot assure you that the introduction of new merchandise in our stores or catalogs, the opening of new stores, the introduction of new catalogs, increased sales over the Internet, changes in our merchandise mix or other factors will not cause actual returns to exceed return allowances. Any significant increase in merchandise returns that exceed our allowances could have a material adverse effect on our future results.

We may be subject to risks associated with our products, including product liability or patent and trademark infringement claims.

Our current and future products may contain defects, which could subject us to product liability claims and product recalls. Although we maintain limited product liability insurance, if any successful product liability claim or product recall is not covered by or exceeds our insurance coverage, our business, results of operations and financial condition would be harmed. Additionally, third parties may assert claims against us alleging infringement, misappropriation or other violations of patent, trademark or other proprietary rights, whether or not such claims have merit. Such claims can be time consuming and expensive to defend and could require us to cease using and selling the allegedly infringing products, which may have a significant impact on total company sales volume, and to incur significant litigation costs and expenses.

If we lose our key personnel, we may not be able to successfully develop and merchandise our products.

Our success depends to a significant extent upon the abilities of our senior management, particularly Richard Thalheimer, our founder, Chairman and Chief Executive Officer. The loss of the services of any of the members of our senior management or of certain other key employees could have a significant adverse effect on our business, financial condition and operating results. We maintain key man life insurance on Mr. Thalheimer in the amount of $15 million. The terms of Mr. Thalheimer's employment are governed by an employment agreement. Our future performance will depend upon our ability to attract and retain qualified management, merchandising and sales personnel. There can be no assurance that the members of our existing management team will be able to manage our company or our growth or that we will be able to attract and hire additional qualified personnel as needed in the future.

Risks specific to this offering

We are effectively controlled by a single shareholder who exerts considerable influence over our business affairs and may make business decisions which may not be in your best interest.

As of January 31, 2003, Richard Thalheimer beneficially owned approximately 33% of our common stock. As a result, Mr. Thalheimer will continue to exert substantial influence over the election of directors and over our corporate actions.

Our common stock price is volatile.

Our common stock is quoted on the Nasdaq National Market, which has experienced and is likely to experience in the future significant price and volume fluctuations, which could reduce the market price of our common stock without regard to our operating performance. From February 1, 2002 to January 31, 2003, the price per share of our common stock has ranged from a high of $24.95 to a low of $10.70. We believe that among other factors, any of the following factors could cause the price of our common stock to fluctuate substantially:

•
monthly fluctuations in our comparable store sales;
•
announcements by other retailers;
•
the trading volume of our common stock in the public market;
•
general economic conditions;
•
financial market conditions;
•
acts of terrorism; and
•
threats of war.

Our charter documents, Delaware law, our stockholders rights plan and other agreements may make a takeover of us more difficult.

We are a Delaware corporation. The Delaware General Corporation Law contains certain provisions that may make a change in control of our company more difficult or prevent the removal of incumbent directors. In addition, our Certificate of Incorporation and Bylaws and our stockholders rights plan and other agreements contain provisions that may have the same effect. These provisions may have a negative impact on the price of our common stock, may discourage third-party bidders from making a bid for our company or may reduce any premiums paid to stockholders for their common stock.

Forward-looking statements

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk factors," that may cause our, or our industry's, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Use of proceeds

Our net proceeds from the sale of 2,500,000 shares of the common stock offered by us, after deducting underwriting discounts and commissions and estimated expenses payable by us, are estimated to be approximately $            million, or $         million if the underwriters' over-allotment option is exercised in full. We intend to use the net proceeds of this offering for working capital and general corporate purposes, including expanding our number of stores, remodeling existing stores, increasing distribution capabilities and strengthening our information technology infrastructure. We cannot estimate precisely the allocation of the proceeds among these uses, and we may use some of the proceeds from this offering for other purposes. Our management will have broad discretion to allocate the proceeds from this offering to uses that it believes are appropriate. Pending use of the net proceeds, we will invest the net proceeds in short term, investment grade securities.

Price range of common stock

Our common stock is traded on the Nasdaq National Market under the symbol "SHRP." The prices set forth below represent reported last sale prices of our common stock.

	High	Low

Fiscal 2000
First quarter	$14.13	$8.81
Second quarter	18.19	10.13
Third quarter	21.44	14.63
Fourth quarter	17.88	11.00
Fiscal 2001
First quarter	$16.75	$8.45
Second quarter	12.63	8.96
Third quarter	10.00	7.00
Fourth quarter	11.89	6.90
Fiscal 2002
First quarter	$22.68	$10.70
Second quarter	22.85	14.26
Third quarter	22.09	13.90
Fourth quarter	24.95	14.46
Fiscal 2003
First quarter through February 25, 2003	$18.18	14.46

On February 25, 2003, the reported last sale price of our common stock was $15.05. As of January 31, 2003, there were 386 holders of record of our common stock.

Dividend policy

We have not paid any dividends since our inception. We currently intend to retain any earnings for use in developing and growing our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Additionally, our credit facility contains limitations on dividend payments.

Capitalization

The following table sets forth our capitalization and certain other information as of October 31, 2002:

•
on an actual basis; and

•
on an as adjusted basis to give effect to the issuance of the 2,500,000 shares of common stock being sold by us in this offering.

This table should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

As of October 31, 2002
(dollars in thousands, except per share data)	Actual	As adjusted

Cash and equivalents	$ 1,904	$

Notes payable (less current portion)	$ 1,893	$

Stockholders' equity:
Preferred stock, $.01 par value; authorized 3,000,000 shares; no shares issued and outstanding	—	—
Common stock, $.01 par value; authorized 25,000,000 shares; issued and outstanding, 12,631,886 shares (actual) and 15,131,886 shares (as adjusted)	127
Additional paid in capital	46,155
Retained earnings	50,660

Total stockholders' equity	96,942

Total capitalization	$98,835	$

This information excludes:

•
2,713,794 shares of common stock subject to outstanding stock options at a weighted average exercise price of $9.80 per share, and

•
172,363 shares of common stock reserved for future issuance under our employee and non-employee director stock option plans.

Selected financial data

The following selected financial data should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus and "Management's discussion and analysis of financial condition and results of operations." The selected statements of operations data for the years ended January 31, 2002, 2001 and 2000 and balance sheet data as of January 31, 2002 and 2001 are derived from financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, included elsewhere in this prospectus. The summary historical data as of and for the nine months ended October 31, 2002 and 2001 are derived from our unaudited financial statements for the respective periods. Operating results for the nine months ended October 31, 2002 are not indicative of the results for the entire year ending January 31, 2003. The statements of operations data for the years ended January 31, 1999 and 1998 and the balance sheet data as of January 31, 2000, 1999 and 1998 are derived from audited financial statements not included or incorporated by reference in this prospectus.

			Year ended January 31,
	Nine months ended October 31,
(dollars in thousands, except per share data)			2002 (fiscal 2001)	2001 (fiscal 2000)	2000 (fiscal 1999)	1999 (fiscal 1998)	1998 (fiscal 1997)
	2002	2001

Statements of operations data:
Revenues(1)	$ 301,353	$ 229,560	$ 396,199	$ 421,136	$ 304,097	$ 251,369	$ 222,648
Gross margin(2)	167,892	117,741	205,760	206,489	149,001	117,458	97,464
Operating income (loss)	(2,369)	(17,218)	2,107	27,068	14,996	7,428	1,507
Earnings (loss) before income tax expense (benefit)	(2,339)	(17,109)	2,160	29,082	15,541	7,670	988
Net earnings (loss)	(1,381)	(10,265)	1,296	17,449	9,325	4,602	593
Net earnings (loss) per share:
Basic	$ (0.11)	$ (0.86)	$ 0.11	$ 1.45	$ 0.89	$ 0.54	$ 0.07
Diluted	$ (0.11)	$ (0.86)	$ 0.10	$ 1.33	$ 0.82	$ 0.51	$ 0.07
Weighted average number of shares:
Basic	12,223,149	11,896,937	11,904,562	12,036,569	10,516,358	8,532,588	8,303,425
Diluted	12,223,149	11,896,937	12,568,380	13,074,395	11,358,004	9,072,832	8,537,032

			As of January 31,
	As of October 31
			2002 (fiscal 2001)	2001 (fiscal 2000)	2000 (fiscal 1999)	1999 (fiscal 1998)	1998 (fiscal 1997)
(in thousands)	2002	2001

Balance sheet data:
Cash and equivalents	$ 1,904	$ 1,509	$ 40,417	$ 52,019	$ 55,457	$ 8,389	$ 3,501
Working capital	49,479	40,046	53,422	59,309	54,644	16,003	11,633
Total assets	183,469	166,530	162,338	178,836	142,119	82,045	78,662
Notes payable (less current portion)	1,893	2,077	2,033	2,206	2,366	2,513	3,299
Stockholders' equity	96,942	82,612	94,743	93,562	77,123	36,649	29,156

(1)
Excluding sales of the Razor Scooter, revenues for the nine months ended October 31, 2002 and 2001 would have been approximately $299.9 million and $226.1 million, respectively, and for fiscal 2001, 2000 and 1999 would have been approximately $391.5 million, $351.1 million and $301.7 million, respectively. Sales of the Razor Scooter in fiscal 1998 and 1997 were not material.

(2)
Gross margin represents net sales, including delivery revenue, less cost of products, including delivery expense.

Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with the "Selected financial data" and our financial statements and the related notes which are included elsewhere in this prospectus.

Overview

The Sharper Image is a multi-channel specialty retailer of innovative, high quality products that are useful and entertaining and are designed to make life easier and more enjoyable. Our unique assortment of products offers design, creativity and technological innovation, in addition to fun and entertainment. The Company operates its own stores and generates direct sales through The Sharper Image catalog and other direct marketing operations, as well as over the Internet.

The Sharper Image stores generated 58.6% of our total revenues in fiscal 2001 and 54.9% in the first nine months of fiscal 2002. During fiscal 2001 and the first nine months of fiscal 2002, we mailed approximately 70 million and 48 million The Sharper Image catalogs, respectively, to over 16 million individuals in each period. In addition to generating 22.8% of our total revenues in fiscal 2001 and 25.1% in the first nine months of fiscal 2002, The Sharper Image catalog, along with our other direct marketing operations, serves as the primary advertising vehicle both for our stores and our Internet operations. Our Internet operations generated 12.6% of our total revenues in fiscal 2001 and 12.1% in the first nine months of fiscal 2002.

During fiscal 2001 and the first nine months of fiscal 2002, we continued the expansion of our in-house Sharper Image Design product development function. The percentage of total revenues attributable to Sharper Image Design and private label products increased to approximately 75% of total revenues in the first nine months of fiscal 2002, compared with approximately 70% in the comparable period of fiscal 2001, primarily as a result of the increased resources we devoted to these products and the creation and development of new products, as well as increases in sales from products introduced in prior years. We plan to continue to devote resources to our Sharper Image Design product development efforts and our private label merchandising philosophy.

As of January 31, 2003, we operated 127 The Sharper Image stores in 32 states and the District of Columbia, and our licensee operated one store internationally. As part of our growth strategy, we have opened 20, 14 and nine The Sharper Image stores in fiscal 2002, 2001 and 2000, respectively. In fiscal 2002, 2001 and 2000 we closed two stores, two stores and one store, respectively, at lease maturity.

In addition to the emphasis on new store development, we plan to accomplish our future growth by continuing to pursue the growth strategy we have successfully followed by:

•
increasing Sharper Image Design and private label product offerings, which typically generate higher margins than our other products because they have broad consumer appeal and are available exclusively at, and manufactured directly for, The Sharper Image;

•
broadening our customer base by developing and offering products at popular price points with broad consumer appeal, continuing to expand our multimedia advertising programs and continuously expanding the demographic mix of our customers;

•
opening new stores; and

•
broadening our sales and marketing channels.

Results of operations

The following table sets forth the results of operations expressed as a percentage of total revenues for the periods indicated.

			Year ended January 31,
	Nine months ended October 31,
			2002 (fiscal 2001)	2001 (fiscal 2000)	2000 (fiscal 1999)
	2002	2001

Revenues:
Net store sales	54.9%	56.7%	58.6%	59.2%	61.9%
Net catalog and direct marketing sales	25.1	23.1	22.8	20.6	21.6
Net Internet sales	12.1	12.8	12.6	14.3	9.4
Net wholesale sales	5.1	4.2	2.8	2.2	3.4
List rental and licensing	0.3	0.4	0.2	0.5	0.5
Delivery	2.5	2.8	3.0	3.2	3.2

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses:
Cost of products	44.0%	48.3%	47.8%	50.6%	50.6%
Buying and occupancy	10.8	12.0	9.7	7.4	9.1
Advertising	20.4	18.8	17.3	13.0	12.5
General, selling and administrative	25.6	28.4	24.7	22.6	22.9

Operating income (loss)	(0.8)	(7.5)	0.5	6.4	4.9
Other income (expense)	—	—	—	0.5	0.2

Earnings (loss) before income tax expense (benefit)	(0.8)	(7.5)	0.5	6.9	5.1
Income tax expense (benefit)	(0.3)	(3.0)	0.2	2.8	2.0

Net earnings (loss)	(0.5)%	(4.5)%	0.3%	4.1%	3.1%

The following table sets forth the components of total revenues for the periods indicated.

			Year ended January 31,
	Nine months ended October 31,
			2002 (fiscal 2001)	2001 (fiscal 2000)	2000 (fiscal 1999)
(in thousands)	2002	2001

Net store sales	$ 165,583	$ 130,131	$ 232,146	$ 249,449	$ 188,416
Net catalog and direct marketing sales	75,788	52,981	90,363	86,823	65,617
Net Internet sales	36,439	29,310	49,820	60,213	28,495
Net wholesale sales	15,261	9,635	10,893	9,426	10,483

Total net sales	293,071	222,057	383,222	405,911	293,011
List rental and licensing	806	870	985	1,704	1,354
Delivery	7,476	6,633	11,992	13,521	9,732

Total revenues	$ 301,353	$ 229,560	$ 396,199	$ 421,136	$ 304,097

Nine months ended October 31, 2002, compared to nine months ended October 31, 2001

Revenues.    Net sales for the nine-month period ended October 31, 2002 increased $71,014,000 or 32.0%, from the comparable period last year. Returns and allowances for the nine-month period ended October 31, 2002, were 11.4% of sales, as compared with 11.3% of sales for the comparable prior year period. The increase in net sales for the nine-month period ended October 31, 2002 compared to the same period last year was primarily attributable to increases in net sales from stores of $35,452,000; from catalog and direct marketing of $22,807,000; from Internet operations of $7,129,000; and from wholesale of $5,626,000.

The popularity of our Sharper Image Design and private label products continues to be a key factor in the increases in net sales in all selling channels. Sharper Image Design and private label products increased to approximately 75% of total revenues in the nine-month period ended October 31, 2002 from approximately 70% for the comparable period in fiscal 2001. We believe that the continued development and introduction of new and popular products is a key strategic objective and important to our future success. We also believe that the increased investment in our advertising initiatives in fiscal 2001 and the first nine months of fiscal 2002, including the significant increase in television infomercial advertising and single product mailers, highlighting selected Sharper Image Design and private label products with retail prices which are higher than our average and increased consumer awareness of our products, also contributed to the higher revenues in all selling channels. Additionally contributing to the increase in net sales was the opening of 16 new stores during the twelve-month period ended October 31, 2002.

For the nine-month period ended October 31, 2002, as compared with the same period last year, net store sales increased $35,452,000, or 27.2%, while comparable store sales increased by 13.6%. The increase in net store sales for the nine-month period ended October 31, 2002 was primarily attributable to the opening of 16 new stores during the twelve-month period ended October 31, 2002, the popularity of Sharper Image Design and private label products and the increased television infomercial and single product mailer advertising. The increase was partially offset by the closing of two stores at lease maturity during the twelve-month period ended October 31, 2002. Total store transactions increased 15.4% for the nine-month period ended October 31, 2002, and average revenue per transaction increased by 9.3%, compared with the same prior year period. The increase in average revenue per transaction was primarily attributable to the overall product mix offered, multimedia advertising strategies, including infomercial advertising which highlighted products with retail prices which are higher than our average, and the increased sales of Sharper Image Design and private label products. Average revenue per transaction is calculated by dividing the amount of gross sales, exclusive of delivery revenue and sales taxes, per channel by the gross number of transactions in that channel.

Comparable store sales is not a measure that has been defined under generally accepted accounting principles. We define comparable store sales as sales from stores where selling square feet did not change by more than 15% in the previous 12 months and which have been open for at least 12 full months. Stores generally become comparable once they have a full year of comparable sales.

For the nine-month period ended October 31, 2002, as compared with the same period of the prior year, net catalog and direct marketing sales, which includes sales generated from catalog mailings, single product mailers, print advertising and television infomercials, increased $22,807,000 or 43.0%. The net sales increase from these direct marketing activities for the nine-month period ended October 31, 2002, as compared to the same period last year, was due primarily to a 47.3% increase in television infomercial advertising expense, a 257.5% increase in single product mailers circulated, a 2.8% increase in The Sharper Image catalogs circulated and a 6.0% increase in The Sharper Image catalog pages. For the nine-month period ended

October 31, 2002, the increase in net catalog and direct marketing sales reflects a 18.3% increase in transactions and an increase of 20.1% in average revenue per transaction.

For the nine-month period ended October 31, 2002, net Internet sales from our sharperimage.com website, which includes The Sharper Image auction site, increased $7,129,000, or 24.3%, from the same period last year. The net Internet sales increase for the nine-month period ended October 31, 2002 was attributable to a 20.3% increase in average revenue per transaction and a 4.6% increase in Internet transactions, as compared to the same period of the prior year. Excluding auction sales for this period, net Internet sales increased 43.7%, transactions increased 17.8% and average revenue per transaction increased 21.9%.

The decrease in auction sales for the nine-month period ended October 31, 2002 compared to the prior year period was primarily attributable to our decision to raise bid prices and to reduce the number of products offered on our auction site, which resulted in achieving the goal of improving the gross margin rate and gross margin dollars from auctions. We continue to utilize the auction site to increase our Internet business, broaden our customer base and manage inventories, including closeouts, repackaged and refurbished items.

For the nine-month period ended October 31, 2002, net wholesale sales increased $5,626,000, or 58.4%, from the same period of the prior year. The increase is primarily attributable to a strategic wholesale marketing arrangement with Circuit City Stores, which was entered into during the three-month period ended October 31, 2002. The arrangement with Circuit City Stores allows for the showcase of a select assortment of over 20 Sharper Image Design and private label products on large dedicated fixtures in over 600 Circuit City Superstores. We believe that this arrangement will continue to strengthen our brand name and broaden our customer base.

Cost of products.    Cost of products for the nine-month period ended October 31, 2002 increased $21,706,000, or 19.6%, from the comparable prior year period. The increase in cost of products is due to the higher sales volume, and was partially offset by the lower cost of products related to the increase in sales of Sharper Image Design and private label products. The gross margin rate for the nine-month period ended October 31, 2002 was 55.9%, which was 4.4 percentage points higher than for the comparable period of the prior year. The increase in gross margin rate was due to increased sales of Sharper Image Design and private label products, which generally carry higher margins than branded products. Sharper Image Design and private label products as a percentage of total revenues, exclusive of net wholesale sales, increased to approximately 75% for the nine-month period ended October 31, 2002, as compared to approximately 70% for the same prior year period.

Our gross margin rate fluctuates with the changes in our merchandise mix, primarily Sharper Image Design and private label products, which is affected by new items available in various categories or introduced by us. The variation in merchandise mix from category to category from year to year reflects the characteristic that we are driven by individual products as opposed to general lines of merchandise. Additionally, the auction sites and other selected promotional activities, such as free shipping offers, in part, tend to offset the rate of increase in our gross margin rate. The Company's gross margins may not be comparable to those of other retailers, since some retailers include the costs related to their distribution network in cost of products while the Company, and other retailers, exclude them from gross margin, including them instead in general, selling and administrative expenses. It is impossible to predict future gross margin rates accurately, although our goal is to continue to increase sales of Sharper Image Design and private label products, as these products generally carry higher margins than branded products.

On July 1, 2002, the labor contract between the Pacific Maritime Association, or PMA, and the International Longshore and Warehouse Union, or ILWU, whose members are primarily responsible for the removal of cargo from container loaded shipping vessels in West Coast U.S. ports, expired. Many of our shipments from Asia move through these West Coast U.S. ports and were affected by the 10-day lockout by the PMA in October 2002 and subsequent drop of productivity since the ports reopened. Though the ILWU and PMA reached a six-year contract agreement which became effective on February 1, 2003, the lockout and subsequent drop in productivity at the ports have impacted the timely delivery of several of our products, particularly for the critical holiday season, and may have negatively impacted our sales. During the second quarter of fiscal 2002, we began a gradual buildup of merchandise inventory in anticipation of a possible work stoppage by the ILWU and put into place contingency plans, which included increased usage of airfreight transportation. The contingency plans, however, cannot offset the impact the work stoppage may have had on us. The increased usage of airfreight transportation will have a negative impact on our gross margins for the fourth quarter of fiscal 2002. Although we should continue to see gross margins above those of the prior year fourth quarter, the increase has been somewhat offset by the impact of the additional airfreight costs incurred.

We believe that the introduction of new Sharper Image Design and private label products at gross margins that are anticipated to be in excess of the average of those currently being realized should continue to have a positive impact on our gross margin rate for fiscal 2002, but we cannot assure you that we will successfully introduce those products, or that Sharper Image Design and private label products will continue to have gross margins in excess of the average gross margin. To the extent that the sales of popular Sharper Image Design and private label products continue to represent a higher proportion of total sales, this could have a positive impact on the gross margin rate for fiscal 2002 and in the future, although we cannot assure you that such an increase in the gross margin rate will occur.

Buying and occupancy.    Buying and occupancy costs for the nine-month period ended October 31, 2002 increased $5,093,000, or 18.5%, from the comparable prior year period. The increase reflects the occupancy costs associated with the 16 new stores opened during the twelve-month period ended October 31, 2002 and rent increases for some existing store locations, partially offset by two The Sharper Image stores closed at lease maturity during the twelve-month period ended October 31, 2002. Buying and occupancy costs as a percentage of total revenues decreased to 10.8% from 12.0% for the nine-month period ended October 31, 2002. In fiscal 2002, we opened a total of 20 new stores, exceeding our goal of a 10-15% increase in the number of stores opened on an annual basis. Our goal is to continue this new store growth into fiscal 2003, but we cannot assure you we will achieve this goal.

Advertising.    Advertising for the nine-month period ended October 31, 2002 increased $18,243,000, or 42.3%, from the comparable prior year period. The increase in advertising expense for the nine-month period ended October 31, 2002 was primarily attributable to a 47.3% increase in television infomercial advertising expense, a 257.5% increase in the number of single product mailers circulated, a 6.0% increase in the number of The Sharper Image catalogs pages and a 2.8% increase in the number of The Sharper Image catalogs circulated. During the nine-month period ended October 31, 2002, we increased the circulation of our single product mailers and we will continue to monitor the effectiveness of this type of advertising in order to get an appropriate return on investment. Advertising expenses as a percentage of total revenues increased to 20.4% from 18.8% for the nine-month period ended October 31, 2002.

During the nine-month period ended October 31, 2002, we continued our other multimedia advertising initiatives, which included radio, television and print advertising, among others. Although we believe they contributed to the increase in sales in the stores, catalog and direct marketing and Internet channels, there can be no assurance of the continued success of these advertising initiatives.

During the nine-month period ended October 31, 2002, we increased our television media spending on infomercials highlighting selected Sharper Image Design and private label products. The broad appeal of our Sharper Image Design and private label products in conjunction with the higher gross margin rates allowed us to achieve our return on investment goal in the nine-month period ended October 31, 2002, which represents a bench mark ratio of net sales to media expense, on this type of advertising expenditure. Advertising expense as a percentage of total revenues, excluding television infomercial net sales and expenses, was 14.3% and 13.3%, respectively, for the nine-month period ended October 31, 2002 and 2001.

We believe that the expansion of our multimedia advertising initiatives of direct marketing, television and radio contributed to the sales increases for the first nine months of fiscal 2002 and will continue to be an important factor in our future revenue growth. As a result, advertising costs, which include television infomercial, catalog circulation, catalog pages and other marketing activities, are anticipated to be higher in the fourth quarter of fiscal 2002 and fiscal 2003. Additionally, the higher cost of postage on various direct marketing mailers, including the catalog and single product mailers, has contributed to advertising cost increases, which we believe may be partially offset by anticipated savings from lower paper costs during fiscal 2002.

General, selling and administrative.    General, selling and administrative, or GS&A, expenses for the nine-month period ended October 31, 2002 increased $11,902,000, or 18.3%, from the comparable prior year period. The increase was primarily due to increases in variable expenses from increased net sales and overall selling expenses related to the 16 new stores opened during the twelve-month period ended October 31, 2002, partially offset by the reduced selling expenses of two stores closed at lease maturity during the same period. The increase was also due to our continued development of Sharper Image Design and private label products, technological system enhancements made in our operational areas and increases in company-wide insurance premiums. For the nine-month period ended October 31, 2002, GS&A expenses decreased as a percentage of total revenues to 25.6% from 28.4% in the comparable prior year period. The decline in the GS&A percentage is the result of our continual review of GS&A expenses and infrastructure combined with better leverage of fixed costs on an expanding sales base.

Other income.    Other income for the nine-month period ended October 31, 2002 decreased $79,000 from the comparable prior year period, primarily due to the decrease in interest income due to the reduction in interest earned on invested balances and in the loss on disposal of equipment.

Year ended January 31, 2002 (fiscal 2001), compared to year ended January 31, 2001 (fiscal 2000)

Revenues.    Total net sales for fiscal 2001 decreased $22,689,000, or 5.6%, from the prior fiscal year. Returns and allowances were 11.9% of sales for fiscal 2001, as compared with 9.9% for fiscal 2000. The difference in the returns rate is primarily due to the increased volume of Razor Scooters sold in fiscal 2000, which had a lower returns rate. The decrease in net sales was attributable to decreases in net sales from stores of $17,303,000 and Internet operations of $10,393,000, partially offset by an increase in catalog and direct marketing net sales of $3,540,000. The decrease in net sales was due primarily to weak consumer spending during most of fiscal 2001, the general economic slowdown, the events of September 11, 2001 and the exceptional sales volume we experienced in fiscal 2000 related to the Razor Scooters. Total net sales from the Razor Scooter decreased to $4.7 million in fiscal 2001 compared to $70.0 million in fiscal 2000, and we do not anticipate sales of Razor Scooters will be material in future periods.

For fiscal 2001, net store sales decreased $17,303,000, or 6.9%, and comparable store sales decreased 16.0% from the prior fiscal year. The decrease in net store sales was primarily due to the exceptional sales volume experienced in fiscal 2000 relating to the Razor Scooters and the closure of two stores at lease maturity. Also contributing to the decrease in net store sales for fiscal 2001 was a 4.2% decrease in total store transactions as compared with the same prior year period. Average revenue per transaction for this period increased by 0.8%. Net store sales from Razor Scooter products decreased to $3.0 million in fiscal 2001 compared to $48.1 million in fiscal 2000. The decrease in net sales was partially offset by the strong sales volume experienced during the holiday season, the 14 new and four temporary stores opened during fiscal 2001 and the annualized sales of nine new stores opened in fiscal 2000. The 14 new and four temporary stores, partially offset by the two store closures in fiscal 2001 resulted in an incremental increase to net store sales of $13.6 million from the prior fiscal year. We believe that increased advertising spending, particularly increased television infomercial advertising during fiscal 2001, increased customer traffic and sales in store locations and positively affected net sales by mitigating the decrease in revenues attributable to decreased sales of the Razor Scooter. Another factor that minimized the overall decrease in net sales was the increase in gross margin rate attributable to the continued popularity of Sharper Image Design and private label products, which increased from approximately 64% of net sales in fiscal 2000 to approximately 70% in fiscal 2001. Average net sales per square foot was $578 for fiscal 2001, compared to $763 in fiscal 2000. Net store sales and comparable store sales for fiscal 2001, excluding sales of Razor Scooters, increased 13.8% and 2.0%, respectively, compared to fiscal 2000.

Net catalog and direct marketing sales, which includes sales generated from catalog mailings, single product mailers, print advertising and television infomercials, for fiscal 2001 increased $3,540,000, or 4.1%, from fiscal 2000. The net sales increase from these catalog and direct marketing activities was primarily due to an increase of 12.7% in the number of The Sharper Image catalogs circulated, an increase of 7.9% in pages circulated and an increase of 107.6% in television infomercial advertising expense highlighting selected Sharper Image Design and private label products. We believe the productivity of several catalogs was negatively affected by the interruption in mail service and the closure of several post office operations following September 11, 2001, which resulted in the catalogs being delayed or not reaching their original destination. The increase in net catalog and direct marketing sales for fiscal 2001 represents an increase of 18.3% in average revenue per transaction offset by a 13.5% decrease in transactions, compared to the prior year. The increase in average revenue per transaction was due to increased sales from our multimedia advertising strategies, including infomercial advertising which highlighted products with retail prices which are higher than our average. Net catalog and direct marketing sales from Razor Scooter products decreased to $0.9 million in fiscal 2001 compared to $14.1 million in fiscal 2000. Net catalog and direct marketing sales excluding Razor Scooter sales for fiscal 2001 increased by 23.0% over the same period in the prior year. For fiscal 2001, 27.9% of the net catalog and direct marketing sales were generated from television infomercial direct sales, compared to 15.4% for fiscal 2000.

Our fiscal 2001 net Internet sales, which includes our auction sales, decreased $10,393,000, or 17.3%, from fiscal 2000. The fiscal 2001 decrease in net Internet sales was due primarily to the targeted decrease in auction sales and the significant Razor Scooter sales experienced in fiscal 2000. Net Internet sales from Razor Scooter products decreased to $0.7 million in fiscal 2001 compared to $7.8 million in fiscal 2000. The decrease in net Internet sales reflected a decrease of 30.1% in transactions partially offset by an 18.2% increase in revenue per transaction. We believe these changes were primarily attributable to our decision to raise bid prices and to reduce the number of products offered during fiscal 2001 on our auction site, which resulted in achieving the goal of improving the gross margin rate and gross margin dollars from auctions. Excluding auction sales, net Internet sales decreased 2.6% for fiscal 2001, transactions decreased 8.8% and average revenue per transaction increased 6.8% for fiscal 2001. Excluding auction and Razor Scooter sales, net Internet sales for fiscal 2001 increased 16.0% over the same prior year period.

During fiscal 2001, we updated our website with a new home page that includes enhanced graphics, bolder presentation of more products and catalog quick order. We also streamlined our checkout process to allow the customers to complete their Internet orders more quickly.

Net wholesale sales for fiscal year 2001 increased $1,467,000, or 15.6%, compared to fiscal 2000, primarily due to testing of new programs during fiscal 2001.

Cost of products.    Cost of products for fiscal 2001 decreased $23,489,000, or 11.0%, from fiscal 2000. The decrease in cost of products is due to the lower sales volume for our total business, and to the increased percentage of sales of Sharper Image Design and private label products, which generally carry higher margins than our branded products. The gross margin rate for fiscal 2001 was 52.1%, which represents a 2.9 percentage point increase over the prior year rate of 49.2%. Sharper Image Design and private label products as a percentage of total revenues, exclusive of wholesale, increased to approximately 70% in fiscal 2001 as compared to approximately 64% in fiscal 2000.

Buying and occupancy.    Buying and occupancy costs for fiscal 2001 increased $7,098,000, or 22.7%, from fiscal 2000. The increase primarily reflects a full year of occupancy costs for nine new stores opened in fiscal 2000, the occupancy costs associated with the 14 new stores and four temporary stores opened in fiscal 2001 and rent increases for some existing store locations, partially offset by the two stores that closed during fiscal 2001. The increase also reflects higher rent expense related to our corporate headquarters office space beginning in fiscal 2001. Buying and occupancy costs as a percentage of total revenues increased from 7.4% in fiscal 2000 to 9.7% in fiscal 2001. We met our goal of increasing the number of stores by 10-15% in fiscal 2001 by opening 14 new stores in fiscal 2001.

Advertising.    Advertising expenses for fiscal 2001 increased $13,845,000, or 25.3%, from fiscal 2000. The increase in advertising expenses was primarily attributable to a 12.7% increase in the number of The Sharper Image catalogs mailed, a 7.9% increase in catalog pages circulated and an increase of 107.6% in television infomercial advertising expense. The increase also included higher postage costs for catalogs mailed during fiscal 2001. Additionally, we continued our other multimedia advertising initiatives, which included radio advertising and single product mailers, among others. Although we believe they contributed to sales in the stores, catalog and Internet channels, there can be no assurance of the continued success of these advertising initiatives. Advertising expenses as a percentage of total revenues increased from 13.0% in fiscal 2000 to 17.3% in fiscal 2001.

We increased our television media spending on infomercials highlighting selected Sharper Image Design and private label products. The broad appeal of our Sharper Image Design and private label products, in conjunction with the higher gross margin rates, allows us to achieve our goal of near break-even results on this type of advertising expenditure. The majority of the spending on television infomercials was for one of our more popular Sharper Image Design products, the Ionic Breeze Quadra Silent Air Purifier. Advertising expense, excluding television infomercial expenses, was 10.7% and 12.4% of total net sales for fiscal 2000 and 2001, respectively.

General, selling and administrative.    General, selling and administrative expenses for fiscal 2001 increased $2,570,000, or 2.7%, from fiscal 2000. An increase of $2.3 million in GS&A expenses for fiscal 2001 from fiscal 2000 was attributable to increases in overall selling expenses related to the opening of 14 new stores and four temporary stores during fiscal 2001, and the annualized selling expenses related to the nine stores opened in fiscal 2000, partially offset by the reduced selling expenses of two stores closed at lease maturity during fiscal 2001. Also contributing to the increase in GS&A expenses were increases of $1.7 million due to technological system enhancements made in our operational areas which generally have a short useful life and $0.3 million due to our continued development of Sharper Image Design products. The increase was also partially due to compensation and benefit expenses associated with attracting and retaining key employees. Partially offsetting the increase in GS&A expenses were cost savings achieved during fiscal 2001. These cost savings benefits were achieved as a result of our continual review of our GS&A expenses and infrastructure.

GS&A expenses for fiscal 2001 increased as a percentage of total revenues to 24.7% from 22.6% in fiscal 2000. The increase is reflective of the lower sales volume experienced in fiscal 2001 due to weak consumer spending, the events of September 11, 2001 and the general economic slowdown. We believed that these events were temporary and retained the necessary operational infrastructure, which resulted in the higher percentage of net sales for fiscal 2001.

During fiscal 2001, we took over the distribution center operations of the 60,000 square foot leased facility located in Ontario, California, which we previously utilized under a third party service agreement, and consolidated two smaller sites into a 104,000 square foot leased facility located adjacent to our owned facility in Little Rock, Arkansas. These changes resulted in GS&A savings of $0.3 million due to the termination of the higher costs related to the third party service agreements for fulfillment and storage services.

Other income.    Other income, net, for fiscal 2001 decreased $1,961,000 from fiscal 2000, primarily due to the decrease in interest income earned on lower investment balances, the reduction in interest rates on invested balances and the interest expense incurred on seasonal borrowings.

Income taxes.    The effective tax rate for fiscal 2001, 2000 and 1999 was 40.0%. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, all expected future events then known to us are considered, other than changes in the tax law or rates.

Year ended January 31, 2001 (fiscal 2000), compared to year ended January 31, 2000 (fiscal 1999)

Revenues.    Our total net sales for fiscal 2000 increased $112,900,000, or 38.5%, from the prior fiscal year. Returns and allowances were 9.9% of sales for fiscal 2000, as compared with 11.0% for fiscal 1999. The increase in net sales was primarily attributable to increases in net sales from stores of $61,033,000, from catalog and direct marketing of $21,206,000 and from Internet operations of $31,718,000.

For fiscal 2000, net store sales increased $61,033,000, or 32.4%, and comparable store sales increased by 29.0% from the prior fiscal year. The increase in net store sales for fiscal 2000 reflects a 19.2% increase in total store transactions, with an 11.2% increase in average revenue per transaction. The increase in net store sales and comparable stores sales reflect the popularity of Sharper Image Design and private label products, including the significant sales of Razor Scooters. Comparable store sales for fiscal 2000, excluding the sales of Razor Scooters, increased 6.1%. The increase in net store sales in fiscal 2000 is also attributable to the opening of nine new stores during fiscal 2000 and annualized sales of five new stores opened during fiscal 1999. This was partially offset by one store that was closed in fiscal 2000 and three stores that closed in 1999. Net store sales from Razor Scooters increased to $48.1 million in fiscal 2000 compared to $1.4 million in fiscal 1999.

Net catalog and direct marketing sales for fiscal year 2000 increased $21,206,000, or 32.3%, from fiscal 1999. The fiscal 2000 net catalog and direct marketing sales increase reflects an increase of 16.6% in transactions, and a 13.5% increase in average revenue per transaction, compared to the prior year. We believe that the increase in The Sharper Image catalog sales is partially attributable to a 31.3% increase in the number of The Sharper Image catalogs circulated and the related 34.3% increase in pages circulated in fiscal 2000 as compared to fiscal 1999, as well as the continued popularity of Sharper Image Design and private label products, including the Razor Scooter. Net catalog and direct marketing sales from Razor Scooter products increased to $14.1 million in fiscal 2000 compared to $0.7 million in fiscal 1999. We also believe that the increased catalog and page circulation positively impacted the revenue growth in store and Internet sales. Other contributing factors to the increase in net catalog and direct marketing sales in fiscal 2000 from the prior fiscal last year, are the increased single product mailer circulation in fiscal 2000 and increased revenue generated from infomercials and print advertising in fiscal 2000.

Fiscal 2000 net Internet sales from sharperimage.com, which includes The Sharper Image auction site, increased $31,718,000, or 111.3%, from fiscal 1999. The fiscal 2000 increase in net Internet sales reflects an increase of 88.5% in transactions and a 12.1% increase in revenue per transaction. The net increase in revenue per transaction was primarily attributable to our Internet product pricing practices at the end of fiscal 2000 which guaranteed certain minimum prices for products sold through an Internet auction, including Razor Scooters. Net Internet sales from Razor Scooters increased to $7.8 million in fiscal 2000 compared to $0.3 million in fiscal 1999.

Net wholesale sales for fiscal 2000 decreased $1,057,000, or 10.1%, compared to fiscal 1999, primarily due to the testing of programs with new customers that we did not repeat in fiscal 2000.

Cost of products.    Cost of products for fiscal 2000 increased $59,201,000, or 38.5%, from fiscal 1999. The increase in cost of products is due to the higher sales volume compared to the prior year. The gross margin rate for fiscal 2000 of 49.2% was consistent with fiscal 1999 despite the increase in Sharper Image Design and private label products as a percentage of net sales, exclusive of wholesale, to approximately 64% in fiscal 2000 as compared to approximately 50% in fiscal 1999 due to the volume of Razor Scooters sold at a lower gross margin rate.

Buying and occupancy.    Buying and occupancy costs for fiscal 2000 increased $3,384,000, or 12.2%, from fiscal 1999. The increase primarily reflects a full year of occupancy costs for five new stores opened in fiscal 1999, the occupancy costs associated with nine new stores opened in fiscal year 2000 and occupancy cost increases associated with rent increases for some existing store locations, partially offset by one store that closed during fiscal 2000. The increase is also partially attributable to percentage rent increases due to higher sales volume in many of our stores. Buying and occupancy costs as a percentage of total revenues decreased from 9.1% in fiscal 1999 to 7.4% in fiscal 2000.

Advertising.    Advertising expenses for fiscal 2000 increased $16,642,000, or 43.8%, from fiscal 1999. The increase in advertising expenses was partially attributable to a 31.3% increase in the number of The Sharper Image catalogs mailed, a 34.3% increase in catalog pages circulated in fiscal 2000 and increases in television infomercial spending. Advertising expenses as a percentage of total revenues increased from 12.5% in fiscal 1999 to 13.0% in fiscal 2000.

General, selling and administrative.    General, selling and administrative expenses for fiscal 2000 increased $25,740,000, or 37.0%, from fiscal 1999. The increase in GS&A was primarily due to increases of $9.5 million for attracting and retaining key employees, $1.1 million due to overall selling expenses related to the opening of nine new stores, $2.8 million resulting from the expansion and improvement of our Internet operations and $0.7 million due to the continued development of Sharper Image Design products. General, selling and administrative expenses as a percentage of total revenues decreased from 22.9% in fiscal 1999 to 22.6% in fiscal 2000 due to better leverage from substantially increased sales volume.

Other income.    Other income, net, for fiscal 2000 increased $1,469,000 from fiscal 1999, primarily due to the interest income earned during fiscal 2000 from higher investment balances generated from improved operating results.

Quarterly results of operations and seasonality

The following sets forth quarterly financial information for the periods indicated.

	Quarter Ended
(in thousands, except per share amounts)	October 31, 2002	July 31, 2002	April 30, 2002	January 31, 2002	October 31, 2001	July 31, 2001	April 30, 2001	January 31, 2001	October 31, 2000	July 31, 2000	April 30, 2000

Total revenues	$106,109	$102,408	$92,836	$166,639	$77,004	$82,797	$69,759	$176,727	$101,084	$82,463	$60,862
Costs and expenses
Cost of products	48,218	45,272	39,165	78,505	38,084	39,634	33,231	88,162	52,117	41,457	31,207
Buying and occupancy	11,265	10,923	10,488	10,741	9,922	9,089	8,572	9,279	7,778	7,249	6,920
Advertising	20,027	21,137	20,193	25,365	12,667	17,580	12,867	22,136	12,600	12,556	7,342
General, selling and administrative	27,361	26,159	23,514	32,703	22,338	22,705	20,089	36,003	23,764	19,617	15,881
Other income (expense)	(73)	19	84	(56)	(351)	54	406	612	350	389	663
Earnings (loss) before income tax expense (benefit)	(835)	(1,064)	(440)	19,269	(6,358)	(6,157)	(4,594)	21,759	5,175	1,973	175
Income tax expense (benefit)	(342)	(436)	(180)	7,708	(2,543)	(2,463)	(1,838)	8,704	2,070	789	70
Net earnings (loss)	(493)	(628)	(260)	11,561	(3,815)	(3,694)	(2,756)	13,055	3,105	1,184	105
Net earnings (loss) per share:
Basic(1)	$(0.04)	$(0.05)	$(0.02)	$0.97	$(0.32)	$(0.31)	$(0.23)	$1.09	$0.26	$0.10	$0.01
Diluted(2)	$(0.04)	$(0.05)	$(0.02)	$0.92	$(0.32)	$(0.31)	$(0.23)	$1.00	$0.23	$0.09	$0.01

(1)
Basic earnings per share is calculated for interim periods including the effect of stock options exercised in prior interim periods. Basic earnings per share for the fiscal year is calculated using weighted shares outstanding based on the date stock options were exercised. Therefore, basic earnings per share for the cumulative four quarters may not equal fiscal year basic earnings per share.

(2)
Diluted net earnings per share for the fiscal year and for quarters with net earnings are computed based on weighted average common shares outstanding and common stock equivalents. Net loss per share for quarters with net losses is computed based solely on weighted average common shares outstanding. Therefore, the net earnings (loss) per share for each quarter may not equal the earnings per share for the full fiscal year.

Our business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the holiday shopping season. The secondary peak period for us is the gift-giving for Father's Day and graduations. A substantial portion of our total revenues and all or most of our net earnings occur in the fourth quarter ending January 31. We generally experience lower revenues and earnings during the other quarters and, as is typical in the retail industry, have incurred and may continue to incur losses in these quarters.

Liquidity and capital resources

We met our short-term liquidity needs and our capital requirements in the nine-month period ended October 31, 2002 with cash generated by operations, trade credits borrowings under our credit facility and existing cash balances.

Net cash used for operating activities totaled $24,662,000 for the first nine months of fiscal 2002, as compared to $41,707,000 for the first nine months of fiscal 2001. The improvement in net cash used for operating activities of $17,045,000 is primarily due to the decrease in the net loss and the timing of vendor and tax payments. The improvement was partially offset by increased merchandise inventory levels required as a result of the 16 new stores opened during the twelve-month period ended October 31, 2002. The improvement was also partially offset by the increase in accounts receivable balances due to the increase in our wholesale sales and timing of collection from our third party credit card processor.

Net cash used in investing activities, primarily capital expenditures for new stores and design and tooling costs for Sharper Image Design products totaled $17,302,000 in the first nine months of fiscal 2002 compared to $15,624,000 in the same period of fiscal 2001. In fiscal 2002, we opened 20 new stores and closed two stores at lease maturity.

Net cash provided by financing activities totaled $3,451,000 during the first nine months of fiscal 2002, which was the result of $3,580,000 in proceeds from the issuance of common stock in connection with our stock option plan and $5,000,000 borrowed under our credit facility, partially offset by $129,000 related to payments on our mortgage loan and the $5,000,000 paydown on our credit facility.

We have a credit facility with an expiration date of September 2004. The credit facility allows us revolving borrowings and letters of credit up to a maximum of $33 million for the period from October 1 through December 31 and $20 million for other times of the year, in each case based on inventory levels. The credit facility is secured by our inventory, accounts receivable, general intangibles and certain other assets. Borrowings under this facility bear interest at either the prime rate plus a margin of 0% to .5% or at LIBOR plus a margin of 1.5% to 2.25%, which margins are based on our financial performance. The credit facility limits our capital expenditures to $23.5 million a year, with the ability to carry forward half of any unused portion to the following year and requires us to maintain an interest coverage ratio of not less than 2.5. The credit facility also contains certain financial covenants pertaining to net worth and contains limitations on operating leases, other borrowings, dividend payments and stock repurchases. At October 31, 2002, we had no amounts outstanding under our credit facility and letter of credit commitments outstanding under the credit facility were $7.0 million.

In addition, the credit facility provides for term loans up to $2.0 million for capital expenditures. Amounts borrowed under the term loans bear interest at either the prime rate plus a margin of .5% to 1.0% or at LIBOR plus a margin of 2.5% to 3.0%, which margins are based on our financial performance. Each term loan is to be repaid in 36 equal monthly principal installments. As of January 31, 2003, there were no outstanding term loans on this facility.

At October 31, 2002, notes payable included a mortgage loan collateralized by our Little Rock, Arkansas distribution center. This note bears interest at a fixed rate of 8.40%, provides for monthly payments of principal and interest in the amount of $29,367 and matures in January 2011. As of January 31, 2003, this note was paid in full.

During fiscal 2002, we opened a total of 20 new stores, which exceeded our goal of a 10-15% increase in the number of stores on an annual basis. We remodeled six stores at their lease maturity. Total capital expenditures are estimated to be approximately $20 million to $23 million for fiscal 2002. For fiscal 2003, we plan to continue our goal of at least a 10-15% increase in the number of stores on an annual basis and to remodel some of our stores. We believe that our total capital expenditures for fiscal 2003 will be approximately $22 million to $25 million.

We believe we will be able to fund our cash needs for the remainder of fiscal 2002 and fiscal 2003 through existing cash balances, cash generated from operations, trade credits, our credit facility and proceeds from this offering.

New accounting pronouncements

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. We will adopt the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost was recognized at the date of our commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. Estimates and assumptions include, but are not limited to, the carrying value of inventory, fixed asset lives, deferred cost recovery period, income taxes and contingencies and litigation. We base our estimates on analyses of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following represent our more critical estimates and assumptions used in the preparation of our financial statements.

Accounts receivable.    Counterparties to our accounts receivable include credit card issuers, merchandise vendors, corporate marketing incentive customers, wholesale customers, installment plan customers for purchases of a limited number of products and landlords from whom we expect to receive amounts due. We record an allowance for credit losses based on estimates of customers' ability to pay. If the financial condition of our customers were to deteriorate, additional allowances may be required.

Revenue recognition.    We recognize revenue at the point of sale at our retail stores and at the time of customer receipt for our mail order sales, including the Internet. We recognize revenue for sales to resellers of sales made on a wholesale basis when the products are shipped, which is the time title passes to the purchaser. We record estimated reductions to revenue for customer returns based on our historical return rate. Revenues are recorded net of sale discounts and other rebates and incentives offered to customers. Deferred revenue represents merchandise certificates outstanding and unfilled cash orders at the end of the fiscal period. Delivery revenue is recognized at the commencement of delivery to customers.

Store closure reserves.    We record reserves for closed stores based on future lease commitments, anticipated future subleases of properties and current risk-free interest rates. If interest rates or the real estate leasing markets change, additional reserves may be required.

Merchandise inventories.    We write down inventory for estimated obsolescence on unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory writedowns may be required.

Other accounting estimates inherent in the preparation of our financial statements include estimates associated with our evaluation of the recoverability of deferred tax assets as well as those used in the determination of liabilities related to litigation, product liability, taxation and inventory valuations. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions and product mix. We constantly re-evaluate these significant factors and make adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above.

As discussed in the notes to the financial statements, we are involved in litigation incidental to our business, the disposition of which is expected to have no material effect on our financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these proceedings. We accrue our best estimates of the probable cost for the resolution of legal claims. Such estimates are developed in consultation with outside counsel handling these matters and are based upon a combination of litigation and settlement strategies. To the extent additional information arises or our strategies change, it is possible that our best estimates of our probable liability in these matters may change.

Quantitative and qualitative disclosure about market risk

We are exposed to market risks, which include changes in interest rates and, to a lesser extent, foreign exchange rates. We do not engage in financial transactions for trading or speculative purposes.

The interest payable on our credit facility is based on variable interest rates and therefore affected by changes in market interest rates. If interest rates on existing variable rate debt increased 0.48% (10% from the bank's reference rate) during the nine-month period ending October 31, 2002, our results from operations and cash flows would not have been materially affected. In addition, we have fixed and variable income investments consisting of cash equivalents and short-term investments, which are also affected by changes in market interest rates. We do not use derivative financial instruments in our investment portfolio.

We enter into a significant amount of purchase obligations outside of the United States which are settled in U.S. dollars and, therefore, have only minimal exposure to foreign currency exchange risks. We do not hedge against foreign currency risks and believe that foreign currency exchange risk is immaterial.

Seasonality

Our business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the holiday shopping season. In past years, a substantial portion of our total revenues, and all or most of our net earnings, have been realized in the fourth quarter ending January 31. Our business, as is typical in the retail industry, generally experiences lower revenues and earnings during the other quarters and has incurred and may continue to incur losses in these quarters.

Uncertainties and risks

This discussion and analysis should be read in conjunction with our financial statements and notes included in this prospectus. This discussion contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in these forward-looking statements. These risks and uncertainties include, without limitation, risks of changing market conditions in the overall economy and the retail industry, consumer demand, the opening of new stores, actual advertising expenditures by us, the success of our advertising and merchandising strategy, availability of products, and other factors detailed from time to time in our annual and other reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligations to publicly release any revisions to these forward-looking statements or reflect events or circumstances after the date of this prospectus.

Business

Overview

The Sharper Image is a leading specialty retailer of innovative, high quality products that are useful and entertaining and are designed to make life easier and more enjoyable. We offer a unique assortment of products, in the electronics, recreation and fitness, personal care, houseware, travel, toy, gifts and other categories. Our merchandising philosophy focuses principally on new and creative proprietary Sharper Image Design products and exclusive Sharper Image private label products and, to a lesser extent, on branded products. We design and develop our Sharper Image Design products, while Sharper Image private label products are designed by third parties or jointly designed with us. We believe that our unique merchandising and creative marketing strategies have made The Sharper Image one of the most widely recognized retail brand names in the United States.

Our merchandising strategy emphasizes products that are innovative and new-to-market. In recent years, we have focused significant resources on the development and marketing of our Sharper Image Design and private label products. Sharper Image Design and private label products typically generate higher gross margins than other products, lessen direct price comparisons and, we believe, strengthen The Sharper Image brand, as well as broaden our customer reach. We have increased the percentage of our total revenues attributable to Sharper Image Design and private label products to approximately 75% for the nine-month period ended October 31, 2002 from approximately 70% for the year ended January 31, 2002.

The Sharper Image was founded in 1977 by Richard Thalheimer, who currently serves as Chairman and Chief Executive Officer. We mailed our first catalog in 1981, began the expansion into store operations in 1984 and commenced online operations in 1994. We market and sell our merchandise primarily through three integrated sales channels: The Sharper Image stores, The Sharper Image catalog, which includes revenue from all direct marketing activities and television infomercials, and the Internet. We believe that this multi-channel approach provides us with significant marketing, advertising, sales and operational synergies and provides our customers with enhanced shopping flexibility and superior customer service.

Our store operations generated the highest proportion of our sales, representing 58.6% and 54.9% of total revenues in fiscal 2001 and the nine-month period ended October 31, 2002, respectively. As of January 31, 2003, we operated 127 The Sharper Image stores in 32 states and the District of Columbia, and our licensee operated one store internationally. The Sharper Image stores present an interactive and entertaining selling environment that emphasizes the features and functionality of our innovative, fun and useful products and allows the customer to interact and experience the product while shopping. Our average store sales per square foot are consistently above industry averages, and during fiscal 2001, we generated average sales of $578 per square foot. During fiscal 2002, we opened 20 new stores and closed two stores at lease maturity. We plan to continue our real estate strategy of annual store unit growth of 10-15% for each of the next two to three years.

We also offer our products through direct marketing activities. The Sharper Image catalog, an award winning, full-color monthly catalog, uses dramatic visuals and creative product descriptions designed and produced by our in-house staff of writers and production artists. The Sharper Image catalog generally features between 180 and 250 products in each monthly catalog, increasing to over 340 products during the holiday shopping season, and also serves as the primary advertising vehicle for our stores and our Internet operations. During fiscal 2001 and the first nine months of fiscal 2002, we mailed approximately 70 million and 48 million The Sharper Image catalogs, respectively, to over 16 million individuals in each period. We also have a television advertising program through infomercials on a number of our most popular products. In the nine months ended October 31, 2002, 25.1% of our total revenues were generated by direct marketing operations, including revenue generated directly from catalogs, print advertising, single product mailers and television infomercials, compared to 22.8% in fiscal 2001.

The Sharper Image products are also marketed through our Internet operations, primarily through our own website, which we have maintained at sharperimage.com since 1995. The Sharper Image was one of the early entrants into Internet retailing, and has participated in online shopping since 1994. Our Internet operations generated 12.1% of total revenues in the nine months ended October 31, 2002 and 12.6% in fiscal 2001. In addition to our website, we offer our products through Internet marketing agreements with Google, MSN Shopping, Yahoo! Shopping, Catalog City, DoubleClick and BizRate, among others. We believe that our Internet operations have enabled us to expand and diversify our existing customer base. We believe that our Sharper Image Design and private label products are particularly well positioned to be marketed and sold over the Internet. We plan to continue to allocate resources to our Internet operations by establishing appropriate additional strategic relationships with other Internet retail partners and continuing to enhance the technical capabilities and presentation of products on our website. We also operate an auction site where consumers can bid to win products at less than retail prices. This provides us with the ability to broaden our customer base and manage our closeout, repackaged and refurbished inventory. We currently offer international websites where Internet shoppers are able to get convenient, efficient local delivery of Sharper Image Design and private label products, which have been specifically adapted for use throughout Europe.

We are known for our varied product mix and a merchandising philosophy focusing on innovative, well designed, high quality products that are either developed by The Sharper Image, exclusive to The Sharper Image or in limited distribution. In product lines where we compete directly with other retailers, we generally choose to sell the best version of the product with the most advanced features. We are frequently sought after by manufacturers and inventors to launch technologically advanced products with features that are unique and innovative.

During fiscal 2001 and the first nine months of fiscal 2002, we continued the expansion of our in-house Sharper Image Design product development function. The percentage of total revenues attributable to Sharper Image Design and private label products increased to approximately 75% of total revenues in the first nine months of fiscal 2002, compared with approximately 70% in the comparable period of fiscal 2001, primarily as a result of the increased resources we devoted to these products, the creation and development of new products, as well as increases in sales from products introduced in prior years. The growth in gross margin percentage rate by 2.9 percentage points in fiscal 2001 from fiscal 2000 and 4.4 percentage points in the first nine months of fiscal 2002 from the comparable period of fiscal 2001, was primarily due to the fact that Sharper Image Design and private label products generally carry higher margins than branded products. We plan to continue to devote resources to our Sharper Image Design product development efforts and our private label merchandising philosophy.

Our business is highly seasonal, with sales peaks for Father's Day and graduation gift-giving and in the holiday shopping season. See "Business—Seasonality."

In addition to our primary business, we leverage our name and reputation through our Corporate Incentives and Rewards program, wholesale sales of Sharper Image brand products, which include Sharper Image Design and private label products and a product licensing program with select businesses. Wholesale sales are made primarily to select international retailers and fine department stores such as Neiman Marcus and Federated Department Stores. In addition, during the third quarter of fiscal 2002, we entered into a strategic wholesale marketing arrangement with Circuit City Stores. The arrangement with Circuit City Stores allows for the showcase of a select assortment of over 20 Sharper Image Design and private label products on a large dedicated fixture in over 600 Circuit City Superstores. We believe that this will allow us to leverage Circuit City Stores' strong national presence and broad retail distribution capabilities, thereby continuing to strengthen our brand name and broaden our customer base.

Competitive advantages

We believe that the following competitive advantages have contributed significantly to our past success, and we intend to continue to capitalize on these advantages:

Strong brand name.    We believe our unique merchandising and creative marketing strategies have made The Sharper Image one of the most widely recognized retail brands in the United States. The Sharper Image is recognized as a leading source of new, innovative, high quality products designed to make life easier and more enjoyable. Because of our strong brand name, we are frequently sought after by manufacturers and inventors to introduce technologically advanced products with features that are unique and innovative. We continue to leverage The Sharper Image brand name by increasing our Sharper Image Design and private label product offerings, growing our catalog, direct marketing and Internet operations and opening new stores.

Sharper Image Design and private label products.    Our Sharper Image Design group has over ten years of experience in designing and developing new products, as well as finding new product ideas from outside sources. Our Sharper Image Design and private label products generally carry higher margins than branded products because they are available exclusively at, and manufactured directly for, The Sharper Image. During fiscal 2001 and the first nine months of fiscal 2002, we continued the expansion of our in-house Sharper Image Design product development function. We have developed and introduced over 70 new-to-market Sharper Image Design products in the last three fiscal years, with over 20 new-to-market Sharper Image Design products in fiscal 2002. We plan to continue to devote resources to our Sharper Image Design product development efforts and our private label merchandising philosophy.

Unique product offering at a wide range of price points.    We offer a unique assortment of high quality, innovative products, many of which are difficult to find elsewhere and are not easily replicated. Our merchandising philosophy focuses principally on Sharper Image Design products and Sharper Image private label products and, to a lesser extent, on branded products, a portion of which we offer on an exclusive basis. We offer a wide variety of products in numerous product categories, including electronics, recreation and fitness, personal care, houseware, travel, toy and gift, and at a wide range of price points, ranging from lower priced items in the $20 to $50 price range with broad consumer appeal to higher priced products in the one to several thousand dollar price range with more targeted appeal. We offer a variety of branded products, including products manufactured by Panasonic, JVC, Casio and Sharp. We also benefit from numerous exclusive product offerings, in which manufacturers grant us the right to offer certain latest generation and new-to-market products on an exclusive basis for a limited period of time. For example, we currently offer Interactive Health's Get-A-Way Chair, a reclining electronic massage chair, on an exclusive basis. In product lines where we compete directly with other retailers, we generally choose to sell the most advanced, full featured version of the product. We believe our merchandising strategy enhances our ability to achieve attractive margins on our products.

Three synergistic sales channels.    We offer our products primarily through three integrated sales channels: The Sharper Image stores; The Sharper Image catalog and direct marketing operations; and the Internet. We believe this combination gives us the following competitive advantages:

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our catalog, direct marketing and Internet operations, which include our auction site, increase the visibility and exposure of our brand name, generate store traffic and provide effective product marketing and advertising for The Sharper Image stores;

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our existing catalog and direct marketing infrastructure and experience in areas such as marketing, advertising, order fulfillment and customer service provide us with an advantage over many other Internet retailers by allowing us to leverage our existing infrastructure and experience; and

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our operations allow a customer to identify and purchase a product over the Internet or in our catalog with the confidence of being able to return it to a nearby store for a refund or credit if desired, and provide our consumers with increased shopping flexibility and superior customer service.

Loyal and diverse customer base.    A cornerstone of our business strength has been our ability to develop, cultivate and satisfy an attractive and growing customer base. We have developed an internal database of over 15 million customer names. Approximately four million of these customers have made purchases from us in the past 24 months, and of the four million, 28.7% have made multiple purchases. In the past, our key target customer base consisted of high net worth men between the ages of 35 and 55 with an average yearly income in excess of $100,000. As we have focused in recent years on developing more products that appeal specifically to women, our customer base now consists of a balanced mix of men and women. As we offer more products at popular price points with broad consumer appeal, we have seen significant growth in customers with average yearly income in the $50,000 to $100,000 range. Finally, as we continue to focus on our Internet operations, we have successfully captured an increasing number of relatively younger customers in the 25 to 34 year-old range.

Proven management team.    Our management team has successfully continued to strengthen our brand and manage our growth. We believe that our management team has developed an understanding of our customers' tastes and purchasing habits, which has allowed us to successfully execute product design, sourcing and marketing strategies. Our executive officers have extensive experience in the retail industry and have demonstrated a track record of highly profitable growth, which positions us well for the future.

Growth strategy

We believe that substantial opportunities exist to enhance our revenues and profitability by continuing to implement the following growth strategy:

Increase Sharper Image Design and private label product offerings.    A key element of our growth strategy is to continue to increase our efforts to design, develop and market innovative Sharper Image Design and private label products that offer new features, are designed to appeal to a broad customer base and are sold at popular price points. Sharper Image Design and private label products typically generate higher margins than our branded products. The percentage of our total revenues attributable to Sharper Image Design and private label products increased to approximately 75% in the first nine months of fiscal 2002 from approximately 70% in the comparable period of 2001 and contributed significantly to the 4.4 percentage point increase in our gross margin over the same two periods. It is our goal to continue to increase the percentage of Sharper Image Design and private label product sales and enhance our gross margin.

Broaden our customer base.    We believe that significant opportunities exist to attract a broader customer base by pursuing the following key strategies:

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developing Sharper Image Design products at popular price points with broad consumer appeal;

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continuing to expand our multimedia advertising programs, including television infomercials;

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offering products with wider functional appeal;

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developing more products that appeal specifically to women and products for the home; and

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expanding the demographic mix of our customers by reaching a relatively younger and broader audience, primarily through our Internet operations, including our auction site.

Open new stores.    We plan to continue our store expansion and increase our number of stores by 10-15% for each of the next two to three years. In fiscal 2002, we opened a total of 20 new stores and closed two at lease maturity, thereby exceeding our goal of a 10-15% increase in the number of new stores opened annually. In addition, we remodeled six stores in fiscal 2002. Each of the new stores opened or remodeled in fiscal 2002 was configured in our updated format designed to appeal to a broader customer base and highlight our Sharper Image Design and private label products. We plan to continue to selectively open new stores in premium locations, including regional malls, lifestyle centers, high-traffic street-front locations, downtown locations and financial centers.

Broaden our sales and marketing channels.    To achieve continued growth of our Internet operations, we currently have marketing agreements with Google, MSN Shopping, Yahoo! Shopping, Catalog City, DoubleClick and BizRate, among others. In fiscal 2001 and the first nine months of fiscal 2002, we expanded our marketing efforts in multimedia advertising, including catalog prospecting, television infomercials, single product mailers, newspapers, magazines, radio, email marketing programs, Internet advertising and marketing programs and business-to-business trade publications. In addition, we currently have a strategic wholesale marketing arrangement with Circuit City Stores, as well as wholesale marketing arrangements with other established retail outlets such as Neiman Marcus and Federated Department Stores, allowing us to leverage their strong national presence and broad retail distribution capabilities by showcasing a select assortment of our Sharper Image Design and private label products.

The Sharper Image stores

Our store operations generate the highest proportion of our sales, representing 54.9% of total revenues for the first nine months of fiscal 2002 and 58.6% in fiscal 2001. The Sharper Image stores present an interactive and entertaining selling environment that emphasizes the features and functionality of our products and allows the customer to experience the product while shopping. We have three store formats: The Sharper Image stores, The Sharper Image Design stores and outlet stores. The following map shows the locations of our stores:

Each store is generally staffed with approximately six to eight associates, including a manager, an assistant manager, a senior sales associate, sales associates and other support staff. A number of our high volume stores are staffed with 11 to 15 associates. Our store managers have an average tenure of over seven years. Our store personnel are compensated primarily through commissions. In order to maintain a high customer service level, our sales associates undergo considerable training on our many new and often technically oriented products. The Sharper Image stores are designed by our visual design staff at our headquarters in San Francisco, California to standardize, where possible, layout so as to simplify their operations.

The stores are operated according to standardized procedures for high level of customer service, merchandise display and pricing, product demonstration, inventory maintenance,

personnel training, administration and security. The original The Sharper Image stores typically have 2,200 to 3,000 square feet of selling space and approximately 1,300 to 2,200 square feet of storage and administrative space. The typical cost of leasehold improvements, before landlord contributions, but including fixtures, equipment and pre-opening expenses, averages $400,000 to $550,000 per store. Initial inventory for a new The Sharper Image store has generally cost approximately $200,000. Outlet stores are approximately half the cost of the original The Sharper Image stores. We also operate a second retail format of The Sharper Image Design stores, which are approximately half the size of the original stores. The Sharper Image Design stores typically consist of between 1,200 to 2,000 square feet of selling space and feature higher margin Sharper Image Design and private label products, in addition to other top selling merchandise. As of January 31, 2003, we had 113 The Sharper Image stores, 11 The Sharper Image Design stores and three outlet locations.

Over the past five years, we have been updating the look and appeal of our new retail stores and remodeling select existing stores. The updated format presents an open, fresh and inviting environment designed to appeal to both men and women and highlight our Sharper Image Design and private label products and attractive product packaging. The average cost of converting an existing store to the new format is similar to that of building a new store, which ranges from $400,000 to $550,000, subject to leasehold allowances. We intend to continue to selectively remodel stores utilizing the new store format typically at the time of the store's lease renewal.

The Sharper Image catalog

The Sharper Image catalog is a full-color catalog that is mailed to an average of approximately 4.9 million individuals each month. The Sharper Image direct marketing operations, including revenues generated directly from catalogs, single product mailers, print ads and television infomercials, generated 25.1% of our total revenues in the first nine months of fiscal 2002, and 22.8% in fiscal 2001. Our catalog has been recognized for creative excellence by leading catalog industry trade groups. The catalog is currently the primary advertising vehicle for our retail stores and our Internet business. During fiscal 2001 and the first nine months of fiscal 2002, we mailed approximately 70 million and 48 million The Sharper Image catalogs, respectively, to over 16 million individuals in each period. Circulation and number of pages of The Sharper Image catalog is under continual review to balance the costs of mailing the catalogs with the revenues generated. The mailings increase significantly for Father's Day, graduation gift-giving and the holiday shopping season to reflect the seasonal nature of the business. In fiscal 2001 and the first nine months of fiscal 2002, we increased our focus on the use of television infomercials and single product mailers highlighting individual products.

The Sharper Image catalog design uses dramatic visuals and problem-solving and benefit-oriented product descriptions. The catalog design features the most important products prominently. The number of items featured each month ranges between 180 and 250 products during the first three quarters of the year, increasing to more than 340 products during the holiday shopping season in the fourth quarter. The Sharper Image catalog is designed and produced by our in-house staff of writers and production artists. This enables us to maintain quality control and shorten the lead-time needed to produce the catalog. The monthly production and distribution schedule permits frequent changes in the product selection. During fiscal 2001, The Sharper Image catalog contained between 52 and 84 pages for non-peak months and between 52 and 124 pages for the peak seasons of Father's Day and the holiday shopping season.

We have developed a proprietary customer database of over 15 million names, which we use regularly and rent periodically to a highly select group of companies. We collect customer names through our catalog and Internet order processing, as well as electronic point-of-sale registers in our retail stores. The names and associated sales information are merged daily into our customer master file. This daily merge process provides a constant source of current information to help assess the effectiveness of the catalog as a form of retail advertising, identify new customers that can be added to our in-house mailing list without using customer lists obtained from other catalogers, and identify our top purchasers. To further enhance the effectiveness of our catalog mailings to individuals in the customer database, our in-house staff utilizes our statistical evaluation and selection techniques to determine which customer segments are likely to contribute the greatest revenue per mailing. We have established a data bank of top purchasers who receive preferred services, including invitations for special sales events and enhanced customer service. During fiscal 2001, we expanded our television infomercial presence by highlighting several popular Sharper Image Design and private label products on cable and national broadcast stations. We believe that this type of direct marketing will broaden the existing customer base and will also increase customer traffic and sales in retail store locations.

Internet operations

The Sharper Image was an early entrant into Internet retailing. We have participated in online shopping since 1994, and have maintained our own website at sharperimage.com since 1995. Revenues from our Internet operations including auction sales increased to $36.4 million in the nine months ended October 31, 2002 from $29.3 million in the comparable period of fiscal 2001. During the nine months ended October 31, 2002, revenues from our Internet operations including auction sales increased 24.3%, transactions increased 20.3% and average revenue per transaction increased 4.6%. Excluding auction sales, revenues for the same period increased 43.7%, transactions increased 17.8% and average revenue per transaction increased 21.9%, as compared to the comparable period of fiscal 2001. Our Internet operations benefit from our brand name, customer base, The Sharper Image catalogs and unique product offerings, as well as our multimedia approach to advertising. We believe that The Sharper Image catalog in particular is a significant factor in generating Internet sales. In addition, we are able to leverage our catalog operational infrastructure for fulfillment and customer service experience, providing us with a significant advantage over Internet retailers who have not developed such capabilities. Shoppers on the website have the convenience of exchanging or returning products purchased through the Internet at our store locations. We send out periodic email campaigns to our list of Internet shoppers. These emails include sneak previews of newly released products and special promotions that are intended to drive sales in all selling channels.

Our goal is to make sharperimage.com a website that provides our Internet customers with an interactive experience similar to The Sharper Image stores. We continue to update our website by incorporating advanced technologies to improve our product presentations and make our site increasingly customer friendly, while retaining our entertainment quality. During fiscal 2000, we launched an enhanced and redesigned website that incorporated much of the look and feel of the new store design. The redesigned website included new features such as dynamic browsing, inventory status, order tracking capabilities, easy registration and Flash technology. For fiscal 2001, we focused on utilizing these improved features to enhance the ease and speed of shopping and ordering. Our website now offers catalog quick order, and each product page lists related accessories with click-to-add check boxes and further enhanced features, including better product searches, gift guides by product and category and an outlet store. In fiscal 2002, the editors and readers of Internet Retailer Magazine honored sharperimage.com as one of the industry's 50 best websites.

We also have an established Internet auction site which allows customers to bid on and acquire a broad range of new, returned, repackaged and refurbished Sharper Image products for less than regular retail price. Most products purchased on the auction site have the same warranty and return benefits that accompany full price products. We believe that bidders have an enhanced level of confidence in our operations since, unlike many other Internet auction sites, we are an established retailer with an inventory of well-known products under warranty with established return policies. The auction site not only offers consumers the enjoyment of bidding and winning products at less than retail prices, it also allows us the opportunity to effectively manage our closeout products, while maintaining gross margin goals.

We are pursuing additional steps to achieve continued growth of our Internet operations. These steps include technological improvements, dramatic visual presentations, development of international websites in Europe, including the United Kingdom and Germany, and seeking to establish strategic Internet marketing arrangements. We have established relationships with Google, MSN Shopping, Yahoo! Shopping, Catalog City, DoubleClick and BizRate, among others. Although our international Internet revenues are not expected to be significant during fiscal 2002, we believe there will be good growth opportunities in future years.

Other operations

In addition to our store, catalog and Internet operations, we also have a business-to-business operation, which includes wholesaling, our Sharper Image Corporate Incentives and Rewards program and licensing. We also derive revenues from our customer list rental program.

Our business development department is the primary group responsible for wholesale marketing to other retailers, including fine department stores in the United States, as well as retailers in other countries. We currently have a strategic wholesale marketing arrangement with Circuit City Stores, as well as wholesale marketing arrangements with other established retail outlets such as Neiman Marcus and Federated Department Stores. This group's sales were $15.3 million in the nine months ended October 31, 2002, as compared to $9.6 million in the comparable period of fiscal 2001. This increase was primarily due to the strategic wholesale marketing arrangement with Circuit City Stores, which was entered into during the third quarter of fiscal 2002. Plans for this group include selectively increasing our presence in the international marketplace in 2003, and increasing the number of Sharper Image Design and private label products offered to these customers.

Under the Sharper Image Corporate Incentives and Rewards program, we sell to major corporations and not-for-profit entities, product, rewards cards, incentive and merchandise certificates who in turn distribute them under their programs to increase their sales, or to motivate and reward their high achiever employees and best customers. The Sharper Image stores, catalog and Internet website are the primary means of offering, delivering and redeeming the incentives and gifts. We offer a custom Internet points-based incentive catalog called Sharper Image E-Awards, which highlights popular Sharper Image products. Points are assigned to each product and will be offered on a website developed specifically for the client company's incentive program. It is intended that the client company will buy the points and distribute them under their incentive program. The points are directly redeemable on the E-Awards site. We record revenues and expenses for our Sharper Image Rewards program through our stores, catalog and direct marketing and Internet operations.

We have an exclusive licensing agreement with a company located in Switzerland. Under the agreement, the licensee is granted the right to use the trademarked name, "The Sharper Image," in Switzerland in connection with retail store and catalog operations. We have agreed to assist the licensee by producing a foreign language edition of The Sharper Image catalog, with economies of scale, but at the expense of the licensee who then prints and distributes locally. There is currently one The Sharper Image retail store operated by the foreign licensee in Switzerland. We receive royalties on sales by the licensee. The licensee purchases products from us or directly from manufacturers, maintains its own supply of inventory and establishes its own product prices.

We continue to pursue opportunities in foreign countries, primarily through wholesale and Internet channels. For the nine months ended October 31, 2002, international sales accounted for approximately 1% of total revenues. Licensing arrangements are selectively revisited.

Merchandising, sourcing and development

Merchandising

Our merchandise mix emphasizes innovative products that are new-to-market, unique Sharper Image Design and private label products which are generally available exclusively through The Sharper Image, or branded products not available in broad distribution. We choose each product separately because our sales are driven by individual products, and our marketing efforts focus on each item's unique attributes, features and benefits. This approach distinguishes us from other retailers who are more category or product classification oriented. We adjust our merchandise mix to reflect market trends and customer buying habits. New products are selected or developed and brought into our merchandise mix based on criteria such as anticipated popularity, gross margin, uniqueness, value, competitive alternatives, exclusivity, quality and vendor performance. As a result of such shifting emphasis among individual items and depending on the customers' demand and the level of marketing and advertising programs, the mix of sales by category changes from time-to-time and the sales volume of individual or related products can be significant to any particular reporting period's total sales.

The effect, from year to year, can be to increase or decrease the merchandise gross margin rates since some categories of merchandise sustain traditionally higher margins and some traditionally sustain lower margin rates. Our goal is to increase sales of Sharper Image Design and private label products, as these products generally carry higher margins than branded products.

Our current merchandise strategy is to offer an assortment of products with emphasis on Sharper Image Design and private label products. We intend to continue to focus on offering products in the $20 to $500 price range to appeal to a wide customer base. We also intend to continue to increase our Sharper Image Design and private label product offerings.

Sharper Image Design products are produced for us on a contract basis, primarily by manufacturers in Asia. We provide all product specifications to the contract manufacturers. Development lead-time is generally in the range of 12 to 18 months, although certain product introductions may require a shorter or longer lead-time.

We generate information frequently on merchandise orders and inventory, which is reviewed by our buyers, our senior merchandising staff and top management. We average new offerings of approximately 50 to 100 products during the two peak selling seasons. We carefully consider which products will not be offered in future months based upon numerous factors, including revenues generated, gross margins, the cost of catalog and store space devoted to each product, product availability and quality.

Product sourcing

The process of finding new products involves our buyers reviewing voluminous product literature, traveling extensively throughout the United States and Asia to attend trade shows and exhibitions and meeting with manufacturers. We enjoy relationships with many major manufacturers who use The Sharper Image regularly to introduce their newest products in the United States.

We purchase merchandise from numerous foreign and domestic manufacturers and importers. We had a single supplier that provided approximately 23% of our net merchandise purchases in the first nine months of fiscal 2002. In fiscal 2001 and the first nine months of fiscal 2002, substantially all of the products offered by us were manufactured in Asia, primarily China.

Product development

Our Sharper Image Design group has over ten years of experience in designing and developing new products, as well as finding new product ideas from outside sources. The product development group meets regularly with the merchandising and sales staff to review new Sharper Image Design product opportunities, product quality and customer feedback. From these creative sessions, product ideas are put into design, development and production. Successful product introductions during the past three years include, among others: Big Screen Travel Clock; CD Soother Alarm Clock with 20 Soother Sounds; DVD Power Tower; Electric X2 Scooter; Hot and Cold Mini Fridge; Ionic Breeze Car Air Purifier; Ionic Breeze GP Silent Air Purifier with Germicidal Protection; Ionic Breeze Personal Air Purifier; Ionic Breeze Quadra Silent Air Purifier; Ionic Conditioning Quiet Hair Dryer; "Now You Can Find It"; Personal Cooling System; Robocub; Roboscout; Shower Companion Plus; Sound Soother 20; Talking Travel Companion; Two CD Shower Companion; and Turbo Groomer 2.0.

In addition, we emphasize and work with vendors to develop private label products focusing on unique and innovative features that would distinguish us from competitors. Successful private label introductions include, among others, several uniquely styled stereo systems, as well as various personal care and home-related products. We believe that the appeal of the Sharper Image Design and private label products also serves as a key factor in broadening our customer base and enhancing and strengthening our brand appeal. Our goal is to continue to increase sales of these products through the introduction of new, and the continued popularity of existing, Sharper Image Design and private label products.

Customer service

We are committed to providing our customers with courteous, knowledgeable and prompt service. Our customer service and catalog sales groups at the corporate headquarters and in Little Rock, Arkansas provide personal attention to customers who call toll free or send emails to request a catalog subscription, place an order or inquire about a product. Our customer service group is also responsible for resolving customer problems promptly and to the customer's complete satisfaction. We also contract with third party call centers for additional sales and customer service representative coverage. These third party call centers are subject to the same high-level expectations of customer service as our internal staff.

We seek to hire and retain qualified sales and customer service representatives in our store, catalog and Internet operations and to train them thoroughly. Each new store manager undergoes an intense program during which the manager is trained in all aspects of our business. Sales personnel are trained during the first two weeks of employment, or during the weeks before a new store opens, and updated periodically with on-going sales training sessions. Training for sales personnel focuses primarily on acquiring a working knowledge of our products and on developing selling skills and an understanding of our high customer service standards. Each sales associate is trained to adhere to our philosophy of "taking ownership" of every customer service issue that may arise. We have also developed ongoing programs conducted at each store and by district that are designed to keep each salesperson up to date on each new product offered.

Order fulfillment and distribution

We own a fulfillment and distribution facility in Little Rock, Arkansas of approximately 110,000 square feet. We lease additional facility space in Little Rock, Arkansas and Ontario, California for overflow mail order and store fulfillment needs, and storage. Our merchandise generally is delivered to the catalog and Internet customers and to The Sharper Image stores directly from our distribution facilities. Specified products are shipped directly from the vendor to the customer or to the stores. The shipment of products directly from vendors to the stores and customers reduces the level of inventory required to be carried at the distribution center, freight costs and the lead-time required to receive the products. Each catalog order is received via remote terminal at the distribution facility after the order has been approved for shipment. Our goal is to ship the majority of catalog and Internet orders within 24 - 48 hours after the order is received. Store customers generally take their purchases with them. We have completed the current phase of the configuration of our main distribution center in Little Rock, Arkansas to provide for more efficient processing. Further work on our main distribution center will continue into fiscal 2003.

Maintaining sufficient inventory levels is critical to our business and sales and inventory information about store, catalog and Internet operations is provided on an ongoing basis to our merchandising staff and to top management for review. Our stores are equipped with electronic point-of-sale registers that communicate daily with the main computer system at our corporate headquarters, transmitting sales, inventory and customer data, as well as receiving data from our headquarters. The sales, inventory and customer data enable sales and corporate personnel to monitor sales by item on a daily basis, provide the information utilized by the automatic replenishment system, or ARS, and merchandising personnel for inventory allocations, provide management with current inventory and merchandise information, and enable our in-house mailing list to be updated regularly with customer names and activity.

We have developed a proprietary ARS which is used to maximize sales with minimal inventory investment. Under this ARS, information on merchandise inventory and sales by each store location is generated and reviewed daily. Sales information by product and location is systematically compared daily to each product's "model stock" to determine store shipment quantities and frequency. The ARS computes any adjustments to the model stock level based on factors such as sales history by location in relation to our total sales of each product. Under this system, the model stock is continually revised based on this analysis. Recommended adjustments to model stock levels and recommended shipment amounts are reviewed daily by a group of our store distributors and merchandising managers who are responsible for allocating inventory to stores.

Many of our product shipments from Asia move through West Coast U.S. ports and were affected by a 10-day lockout by the Pacific Maritime Association, or PMA, in October 2002 and the subsequent drop of productivity since the ports reopened. The lockout and the subsequent drop of productivity adversely impacted timely delivery of several of our products, particularly during our critical holiday season and may have negatively impacted our sales despite contingency plans which we put in place in anticipation of a possible work stoppage.

Advertising

While the catalog remained our primary advertising vehicle during fiscal 2001 and the first nine months of fiscal 2002, we also broadened our customer base through increased multimedia advertising, including television infomercials, single product mailers, newspapers, magazines, radio, email marketing programs, Internet advertising and marketing programs, and business-to-business trade publications. We also increased our spending on television media infomercials, which highlighted selected Sharper Image Design and private label products. We believe we will be able to achieve our goal of near break-even results on this type of advertising due to the broad appeal of the products in conjunction with the higher gross margin that Sharper Image Design and private label products generally carry, although there is no assurance that these goals will be met.

These increased advertising initiatives were utilized to realize our goal of acquiring new customers, which we believe will produce additional sales in the stores, catalog and Internet channels, and business-to-business sales in the current and future periods. We intend to continue the strategy of growing our customer base through aggressive multimedia programs in fiscal 2003 with the objective of achieving a near break-even return on investment. We continually re-evaluate our advertising strategies to maximize the effectiveness of our advertising programs.

Information technology

We maintain an integrated management information system for merchandising, point-of sale, order fulfillment, distribution and financial reporting. We believe our system increases productivity by providing extensive merchandise information and inventory control. We continually evaluate and enhance our computer systems and information technology in connection with providing additional and improved management and financial information. In fiscal 2001, we added an additional AS400 mainframe at our distribution center in Little Rock, Arkansas, which currently acts as a back-up system for the AS400 located in our corporate headquarters. In fiscal 2002, we continued technology development and enhancement initiatives for our Internet websites.

During fiscal 2000, we launched an enhanced and redesigned website that incorporated much of the look and feel of the new store design. The redesigned website included new features such as dynamic browsing, inventory status, order tracking capabilities, easy registration and Flash technology. In fiscal 2001, we focused on utilizing these improved features to enhance the ease and speed of shopping and ordering. The website now offers catalog quick order, and each product page lists related accessories with click-to-add check boxes and further enhanced features including better product searches, gift guides by product and category and an outlet store.

Competition

We operate in a highly competitive environment. We principally compete with a diverse mix of department stores, sporting goods stores, discount stores, specialty retailers and other catalog and Internet retailers that offer products similar to or the same as some of those offered by us. Many of our competitors are larger companies with greater financial resources, a wider selection of merchandise and greater inventory availability. Larger retailers, such as department stores, offer a wider range of products and offer the convenience of one-stop shopping. Specialty retailers, such as electronic stores, may offer only a certain category of products but often offer a wider range of selection within a particular category of product. Discount stores may offer analogous products at lower price points. Since we offer a more limited range of products compared to our competitors, our ability to anticipate the preferences of our customers and effectively market and distinguish The Sharper Image brand is critical. Although we attempt to market products not generally available elsewhere and have emphasized exclusive products in our merchandising strategy, some of our products or similar products can also be found in other retail stores or through other catalogs or through the Internet. We offer competitive pricing where other retailers market certain products similar to our products at lower prices. In addition, a number of other companies have attempted to imitate the presentation and method of operation of our catalog and stores and our Sharper Image Design products. Our ability to distinguish our products from similar products offered by our competitors is particularly important in order to maintain pricing and because of the ease with which customers can comparison shop on-line. We compete principally on the basis of product exclusivity, selection, brand recognition, quality and price of our products, merchandise presentation in the catalog, stores and on the Internet, our customer list and the quality of our customer service. We have committed additional resources to our internal product development group to create and produce Sharper Image Design products, and to our merchandising team to support a program to increase private label products exclusively available from us. We believe that these Sharper Image Design and private label products provide a competitive advantage for us in our merchandising offering.

Intellectual property

We believe our registered service mark and trademark, "The Sharper Image," and the brand name recognition that we have developed, are of significant value. We actively protect our brand name and other intellectual property rights to ensure that the quality of our brand and the value of our proprietary rights are maintained. We currently license the use of our trademarked name in connection with the production and circulation of a foreign language edition of The Sharper Image catalog in Switzerland and with The Sharper Image store in Switzerland in consideration for royalties and other fees. We seek patents to establish and protect our proprietary rights relating to the technologies and products we are currently developing and that we may develop in the future. Of our 26 utility patents, we currently have three utility patents, as well as the rights to use a fourth utility patent, and multiple design patents that are related to our air purification line of products. The patents related to our air purification line of products have terms ending between 2005 and 2019. We have taken, and may take in the future, steps to enhance our patent protection, including asserting patent infringement claims against others, but we cannot assure you that these steps will be successful.

We own or have rights to various copyrights, trademarks and trade names used in our business. These include The Sharper Image®, CD/Radio and Sound Soother® 20 with Aluminum Cone Speaker Technology, DVD Power Tower™, Feel Good Fan™ Desktop Fan and Negative Ionizer, Ionic Breeze GP® Silent Air Purifier, Ionic Breeze® Quadra® Silent Air Purifier, Ionic Conditioning™ Grooming Hair Dryer, Ionic Hair Wand II®, "Now You Can Find It"™ Wireless RF Electronic Locator, Personal Cooling System™, Quiet Power™ Motorized Tie Rack, Shower Companion™, Travel Soother® 20 Radio/Alarm Clock, Turbo Groomer™ and Winemaker's Collection™: Corkscrew, Aerator and Foil Cutter.

Seasonality

Our business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the holiday shopping season. The secondary peak period for us is June, reflecting gift buying for Father's Day and graduations. A substantial portion of our total revenues, and all or most of our net earnings, occur in our fourth fiscal quarter ending January 31. We generally experience lower revenues during the other quarters and, as is typical in the retail industry, have incurred and may continue to incur losses in these quarters. In addition, similar to many retailers, we make merchandising and inventory decisions for the holiday season well in advance of the holiday selling season. Accordingly, unfavorable economic conditions or deviations from projected demand for products during the fourth quarter could have a material adverse effect on our financial position or results of operations for the entire fiscal year. The fourth quarter accounted for more than 40% of total revenues in both fiscal 2001 and 2000. In addition, the fourth quarter accounted for all of our net earnings in fiscal 2001 and approximately 75% in fiscal 2000.

Legal proceedings

We aggressively pursue claims against companies with products that infringe our intellectual property.

On October 8, 2002, we filed suit in the U.S. District Court for the Northern District of California against Honeywell International Inc. and Kaz, Inc. for patent infringement, unfair competition, trade dress and trade design infringement and false advertising concerning their indoor air purifier as it relates to our Ionic Breeze Quadra Silent Air Purifier. The defendants have filed counterclaims for declaratory judgment of non-infringement and invalidity of U.S. Patent Nos. 4,789,801, 6,176,977 and 6,350,417. On October 21, 2002, we filed motions for a temporary restraining order and preliminary injunction against the defendants. On November 14, 2002, the District Court denied our motion for a temporary restraining order. The hearing on the motion for a preliminary injunction has not yet been scheduled. We do not believe that the denial of our motion for a temporary restraining order will affect the merits of the motion for a preliminary injunction or the underlying case.

On December 16, 2002, we filed suit in the U.S. District Court for the Northern District of California against Brookstone Company, Inc. for patent and trade design infringement, concerning their rotating CD and DVD holders as they relate to our CD Power Tower and DVD Power Tower in order to enforce a settlement previously agreed to by Brookstone Company Inc. when we sued it in a prior suit for patent and trade design infringement. We intend to continue to vigorously prosecute these claims.

In addition, from time-to-time, we are involved in various disputes and legal proceedings that arise in the ordinary course of business. These include disputes and lawsuits related to intellectual property, product liability and employee relations matters. We believe that the resolution of these matters, as well as the matters described in the preceding paragraphs, will not have a material adverse effect on our financial position or results of operations.

Employees

As of January 31, 2003, we employed approximately 2,200 associates, approximately 51% of whom were full time. We also hire a significant number of seasonal employees during our peak holiday selling season. We consider our associate relations to be good.

Management

Executive officers and directors

Set forth below is a list of the executive officers and directors of The Sharper Image, together with brief biographical descriptions.

Name	Age	Position

Richard Thalheimer	54	Founder, Chairman of the Board and Chief Executive Officer
Tracy Wan	43	President and Chief Operating Officer
Jeffrey Forgan	45	Executive Vice President and Chief Financial Officer
Greg Alexander	41	Senior Vice President, Information Technology
Anthony Farrell	53	Senior Vice President, Creative Services
Alan Thalheimer	77	Director
Gerald Napier(1)	76	Director
Morton David(1)	66	Director
George James(1)	65	Director

(1)
Member of the audit and compensation committees.

Richard Thalheimer is the founder of The Sharper Image and has served as the Chief Executive Officer and as a Director since 1978 and as Chairman of the Board of Directors since 1985. Mr. Thalheimer also served as our President from 1977 through July 1993.

Tracy Wan has been our President and Chief Operating Officer since April 1999. Ms. Wan served as Executive Vice President and Chief Financial Officer from August 1998 through April 1999, Senior Vice President and Chief Financial Officer from February 1995 through August 1998, Vice President and Chief Financial Officer from September 1994 through February 1995, Vice President and Controller from November 1991 through September 1994 and as Controller from July 1989 through November 1991.

Jeffrey Forgan has been our Executive Vice President and Chief Financial Officer since May 2002. Mr. Forgan served as our Senior Vice President and Chief Financial Officer from April 1999 through May 2002. Prior to that, Mr. Forgan served as Vice President, Corporate Finance with Foundation Health Systems from 1995 to 1998 and was with Deloitte & Touche LLP from 1980 to 1995. Mr. Forgan is a certified public accountant.

Greg Alexander has been our Senior Vice President, Information Technology since March 1999. Mr. Alexander served as Vice President, Information Technology from February 1995 through March 1999 and as Director, Information Technology from July 1991 through February 1995.

Anthony Farrell has been our Senior Vice President, Creative Services since July 1998. Mr. Farrell was a consultant to The Sharper Image from April 1998 through July 1998. Mr. Farrell was a Senior Vice President, Merchandising with SelfCare Catalog from March 1991 through December 1997.

Alan Thalheimer has been a Director since June 1981 and was President of Thalheimer, Inc. or its predecessor from May 1981 until retiring in 1993. Alan Thalheimer is the father of Richard Thalheimer.

Gerald Napier has been a Director since April 1997. Mr. Napier was the President of I. Magnin and Company, a specialty retailer, from February 1982 until retiring in 1988. Mr. Napier was Senior Vice President of General Operations at Abraham and Straus, a department store, from 1977 to 1982.

Morton David has been a Director since January 1998. Mr. David was Chairman, President and Chief Executive Officer of Franklin Electronic Publishers, Inc., a specialty electronic manufacturer, from May 1984 until his retirement in February 1998.

George James has been a Director since June 1999. Mr. James was Senior Vice President, Chief Financial Officer of Levi Strauss & Co., a clothing manufacturer and retailer, from 1985 until his retirement in 1998. Mr. James was Executive Vice President and Group President from 1984 to 1985, and was Executive Vice President and Chief Financial Officer from 1982 to 1983 at Crown Zellerbach Corporation, a paper mill company. Mr. James was Senior Vice President and Chief Financial Officer from 1972 to 1982 with Arcata Corporation, a paper mill company.

Employment agreement

We entered into, and the Board approved, an employment agreement with Richard Thalheimer, the Company's Chief Executive Officer, effective as of October 21, 2002. The employment agreement provides that Mr. Thalheimer's employment will continue until terminated by us or by him, as set forth in the employment agreement. Under the terms of the employment agreement, Mr. Thalheimer's annual base salary is set at $850,000 and is to be reviewed annually by the Board. The employment agreement provides protection for Mr. Thalheimer if his employment is terminated without "Cause" or with "Good Reason," each as defined in the employment agreement, which, in the case of "Good Reason," includes any reason during the period beginning three months after a change of control and ending 12 months after the change of control. In the event of a termination without "Cause" or with "Good Reason," Mr. Thalheimer will be entitled to receive (i) a severance payment equal to a maximum of three times his highest annual base salary in the 36 months prior to his termination plus three times his average bonus paid for the immediately preceding three fiscal years (or target bonus for the year of termination, if higher), but in any event no less than $5,000,000 (as adjusted for inflation), with reductions in these amounts at and after age 71, (ii) full vesting in any and all stock options granted to him after the effective date of the employment agreement, with continued exercisability until the date the options would otherwise expire absent his termination, (iii) vested benefits under a Supplemental Executive Retirement Plan, or SERP, giving credit as if Mr. Thalheimer had been employed until age 70 and (iv) for a period of three years from the date of his termination, the full-time support of an administrative assistant and access to an office. If these payments are made in connection with a change of control and subject to excise tax, we will gross him up for the excise tax. If Mr. Thalheimer's employment is terminated as a result of his disability, he would be entitled to receive all of the benefits he would have been entitled to receive had he been terminated without "Cause" or with "Good Reason," other than an office and the support of an administrative assistant. If Mr. Thalheimer's employment is terminated as a result of his death, his estate would be entitled to receive the proceeds of a split-dollar life insurance agreement, or its economic equivalent, and full vesting and a one-year term to exercise all stock options granted after the effective date of the employment agreement and we would continue to provide health benefits for Mr. Thalheimer's surviving dependants.

Under the terms of the SERP, upon Mr. Thalheimer's retirement at age 70, he is entitled to receive an annual retirement payment of $500,000 (as increased for inflation occurring after retirement), which may be paid either in the form of an annuity or a lump sum payment at retirement, and continued health benefits for the remainder of his life. Mr. Thalheimer is vested in the SERP benefits in the percentage represented by the years of service provided to date divided by the 41 years of service assumed if he retires at age 70. His entitlement to the retirement payment is reduced to the extent he voluntarily terminates employment or is terminated for "Cause," in either case prior to age 70. Upon a change of control, the SERP benefits become fully accrued and we are required to fund a trust in support of the SERP.

Principal stockholders

The following table sets forth certain information regarding beneficial ownership of the common stock as of January 31, 2003, and as adjusted to reflect the sale of common stock offered hereby by:

•
each person who is known by us to own beneficially more than five percent (5%) of the outstanding shares of our common stock;

•
each of our directors;

•
our chief executive officer and our four other most highly compensated executive officers; and

•
all of our directors and executive officers as a group.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investing power with respect to their shares of common stock, except to the extent such power is shared by spouses under applicable law or described in the footnotes below.

	Shares beneficially owned prior to the offering(1)		Shares beneficially owned after the offering(1)
Name of beneficial owner	Number	Percentage	Number	Percentage

Richard Thalheimer(2)	4,200,934	32.5%
Strong Capital Management(3)	1,052,075	8.3
Capital Research & Management(4)	1,025,000	8.1
FMR Corp.(5)	726,400	5.7
William Blair & Company, LLC(6)	692,350	5.5
Alan Thalheimer(7)	52,301	*
Morton David(8)	56,000	*
Gerald Napier(9)	49,000	*
George James(10)	51,000	*
Tracy Wan(11)	197,400	1.5
Jeffrey Forgan(12)	42,600	*
Gregory Alexander(13)	64,600	*
Anthony Farrell(14)	83,200	*
All directors and executive officers as a group (9 persons)	4,797,035(15)	35.6%

* Less than one percent of class

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of January 31, 2003 are deemed outstanding. Percentage of beneficial ownership is based upon 12,641,952 shares of common stock outstanding prior to the offering and 15,141,952 shares of common stock outstanding after the offering, as of January 31, 2003 and assuming no exercise of the underwriters' over-allotment option. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the directors, executive officers and 5% stockholders in this table is as follows: c/o Sharper Image, 650 Davis Street, San Francisco, California 94111.

(2)
Includes 2,470,658 shares owned by The Richard J. Thalheimer Revocable Trust, of which Mr. Richard Thalheimer is trustee and sole beneficiary; 235,000 shares owned by The Richard J. Thalheimer Children's Trust; 14,363 shares owned by the Richard and Elyse Thalheimer Irrevocable Trust of 1995; 183,673 shares owned by the Richard J. Thalheimer 1997 Annuity

  Trust, of which Mr. Richard Thalheimer is trustee; 268,722 shares owned by the Richard J. Thalheimer 1997 Grantor Annuity Trust, of which Mr. Richard Thalheimer is trustee; 523 shares owned by the Richard J. Thalheimer Irrevocable Trust of 1999; 730,195 shares owned by the Richard J. Thalheimer 2001 Annuity Trust, of which Mr. Richard Thalheimer is trustee; and 297,800 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after January 31, 2003.

(3)
Strong Capital Management, a registered investment advisor, has shared dispositive power over 1,052,075 shares and shared voting power over 1,033,155 shares as of December 31, 2001. Strong Advisors Small Cap Fund, for which Strong Capital Management acts as an investment advisor, has shared voting power over 796,700 of these shares. Strong Capital Management's address is 100 Heritage Reserve, Menomonee, WI 53051.

(4)
Capital Research and Management, a registered investment advisor, has sole dispositive power over 1,025,000 shares as of December 31, 2002. Smallcap World Fund, Inc., for which Capital Research and Management acts as an investment advisor, has sole voting power over 775,000 of these shares. Capital Research and Management's address is 333 South Hope St., 55th Floor, Los Angeles, CA 90071.

(5)
Fidelity Management & Research Company, a registered investment advisor, has sole dispositive power over 726,400 shares as of December 31, 2002. Fidelity Advisors Small Cap Funds, for which Fidelity Management & Research Company acts as an investment advisor, has sole dispositive power over these shares. Fidelity Management & Research Company's address is 82 Devonshire St., Boston, MA 02109.

(6)
William Blair & Company, LLC, a registered broker and investment advisor, has sole dispositive power and voting power over 692,350 shares as of December 31, 2002. William Blair & Company, LLC's address is 222 West Adams St., Chicago, IL 60606.

(7)
Does not include 84,800 shares owned by Alan Thalheimer's wife. Includes 2,301 shares owned by Alan Thalheimer. Does not include 235,000 shares owned by The Richard J. Thalheimer Children's Trust, or 14,363 shares owned by the Richard and Elyse Thalheimer Irrevocable Trust of 1995, of which Mr. Alan Thalheimer is trustee. Includes 50,000 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after January 31, 2003, of which 12,000 shares are currently subject to repurchase by us at the exercise price if Mr. Thalheimer's Board service ends prior to vesting.

(8)
Includes 14,000 shares owned by Mr. Morton David. Includes 42,000 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after January 31, 2003, of which 12,000 shares are currently subject to repurchase by us at the exercise price if Mr. David's Board service ends prior to vesting.

(9)
Includes 23,000 shares owned by the Napier Family Trust, of which Mr. Gerald Napier is Trustee. Includes 26,000 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after January 31, 2003, of which 12,000 shares are currently subject to repurchase by us at the exercise price if Mr. Napier's Board service ends prior to vesting.

(10)
Includes 15,000 shares owned by Mr. George James. Includes 36,000 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after January 31, 2003, of which 12,000 shares are currently subject to repurchase by us at the exercise price if Mr. James' Board service ends prior to vesting.

(11)
Includes 197,400 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after January 31, 2003.

(12)
Includes 42,600 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after January 31, 2003.

(13)
Includes 64,600 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after January 31, 2003.

(14)
Includes 83,200 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after January 31, 2003.

(15)
Includes 839,600 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after January 31, 2003.

Description of capital stock

The authorized capital stock of The Sharper Image consists of 3,000,000 shares of Preferred Stock, $.01 par value, issuable in series and 25,000,000 shares of Common Stock, $.01 par value. The following statements are brief summaries of our capital stock contained in our Certificate of Incorporation and Bylaws and in the laws of Delaware.

Common stock

Our authorized common stock consists of 25,000,000 shares, $.01 par value, of which 12,641,952 shares were issued and outstanding as of January 31, 2003. The issued and outstanding shares of common stock are, and the shares sold by us hereunder will be, fully paid and non-assessable. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. As of January 31, 2003, there were 386 holders of record of our common stock. Each share of our common stock is entitled to equal dividend rights and to equal rights in our assets available for distribution to holders of common stock upon liquidation, subject to the rights of outstanding series of preferred stock. Our Certificate and Bylaws do not provide for preemptive rights of the holders of our common stock. The transfer agent and registrar for the common stock is Mellon Investor Services, LLC. Its telephone number is (415) 743-1434.

Preferred stock

Our Board of Directors may, without further action by our stockholders, from time to time direct the issuance of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on shares of the common stock. Also, holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up before any payment is made to the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of The Sharper Image without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting powers of the holders of common stock, including the loss of voting control to others. No shares of preferred stock have been issued.

Change of control provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more the corporation's outstanding voting stock without the prior approval of the corporation's board of directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Sharper Image has not "opted out" of the provisions of Section 203.

Personal liability of directors and officers

Delaware law authorizes a Delaware corporation to eliminate or limit the personal liability of a director to the corporation and its stockholders for monetary damages for breach of certain fiduciary duties as a director. We believe that such a provision is beneficial in attracting and retaining qualified directors, and accordingly the Certificate includes a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except as provided under Delaware law. Pursuant to Delaware law, our directors are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action was taken in the best interest of the corporation), or for certain other claims. The foregoing provisions of the Certificate may reduce the likelihood of success of derivative litigation against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefited The Sharper Image and our stockholders. Furthermore, we have entered into indemnity agreements with present and future officers and directors for the indemnification of and the advancing of expenses to such persons to the full extent permitted by law.

Stockholders rights agreement

We have a stockholders rights agreement. As with most stockholders rights agreements, the terms of our rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of our common stock and to exercisability. This summary may not contain all of the information that is important to you.

Our rights agreement provides that each share of our common stock outstanding will have one right to purchase one one-thousandth of a preferred share attached to it. The purchase price per one one-thousandth of a preferred share under the stockholder rights agreement is $47.00.

Initially, the rights under our rights agreement are attached to outstanding certificates representing our common stock and no separate certificates representing the rights will be distributed. The rights will separate from our common stock and be represented by separate certificates on the day someone acquires 15% of our common stock, or approximately 10 days after someone commences a tender offer for 15% of our outstanding common stock.

After the rights separate from our common stock, certificates representing the rights will be mailed to record holders of the common stock. Once distributed, the rights certificates alone will represent the rights. All shares of our common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on June 22, 2009 unless earlier redeemed or exchanged by us.

If an acquiror obtains or has the rights to obtain 15% or more of our common stock, then each right will entitle the holder to purchase a number of one one-thousandths of a preferred share having a market value of twice the purchase price of each right. Each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value of twice the purchase price if an acquiror obtains 15% or more of our common stock and any of the following occurs:

•
we merge into another entity;

•
an acquiring entity merges into us; or

•
we sell more than 50% of our assets or earning power.

Under our rights agreement, any rights that are or were owned by an acquiror of more than 15% of our outstanding common stock will be null and void.

Our rights agreement contains exchange provisions which provide that after an acquiror obtains 15% or more, but less than 50% of our respective outstanding common stock, our Board may, at its option, exchange all or part of the then outstanding and exercisable rights for shares of our preferred stock. In such an event, the per right exchange ratio is a formula set forth in our stockholder rights plan.

Our Board may, at its option, redeem all of the outstanding rights under our rights agreement prior to the earlier of (1) the time that an acquiror obtains 15% or more of our outstanding common stock or (2) the final expiration date of the rights agreement. The redemption price under our rights agreement is $0.001 per right, subject to adjustment. The right to exercise the rights will terminate upon the action of our Board ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

Holders of rights will have no rights as our stockholders including the right to vote or receive dividends, simply by virtue of holding the rights.

Our rights agreement provides that the provisions of the rights agreement may be amended by the Board prior to the day someone acquires 15% of our outstanding common stock or 10 days after someone commences a tender offer for 15% of our outstanding common stock without the approval of the holders of the rights. However, after that date, the rights agreement may not be amended in any manner which would adversely affect the interests of the holders of the rights, excluding the interests of any acquiror.

Our rights agreement contains rights that have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our Board to negotiate with an acquiror on behalf of all the stockholders. In addition, the rights should not interfere with a proxy contest.

Authorized but unissued or undesignated capital stock

Our Certificate authorizes undesignated preferred stock and makes it possible for our Board to issue preferred stock and to establish the rights and preferences of such stock. The issuance of shares of preferred stock pursuant to the Board's authority could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of The Sharper Image. The Board does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters named below, through their representatives, J.P. Morgan Securities Inc., Lehman Brothers Inc., Southwest Securities, Inc. and WR Hambrecht+Co, LLC, have severally agreed to purchase, and we have agreed to sell to each underwriter, the following respective number of shares of common stock set forth opposite the name of each underwriter:

Underwriters	Number of shares

J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Southwest Securities, Inc.
WR Hambrecht+Co, LLC

Total	2,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 375,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Underwriting discounts and commissions	Without over- allotment exercise	With over- allotment exercise

Per share	$	$
Total	$	$

The underwriters initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at the public offering price less a concession not to exceed $            per share. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $            per share from the public offering price. If all of the shares are not sold at the public offering price, the representatives may change the public offering price and the other selling terms.

We and our executive officers and directors have agreed not to sell or transfer any common shares for 90 days after the date of this prospectus without first obtaining the prior written consent of J.P. Morgan Securities Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

•
offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common stock or securities convertible into or exchangeable for common stock, or sell or grant options, rights or warrants with respect to any common stock or securities convertible into or exchangeable for common stock, or

•
enter into any swap or other derivatives transactions that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such common stock,

whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to:

•
the sale of common stock to the underwriters; or

•
the issuance by us of common stock pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights or the grant by us of options pursuant to option plans existing on the date of this prospectus.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934. in connection with this offering. Stabilizing transactions permit bids to purchase the common shares so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common shares in the open market following completion of this offering to cover all or a portion of a syndicate short position created by the underwriters selling more common shares in connection with this offering than they are committed to purchase from us. In addition, the underwriters may impose "penalty bids" under contractual arrangements between the underwriters and dealers participating in this offering whereby they may reclaim from a dealer participating in this offering the selling concession with respect to common shares that are distributed in this offering but subsequently purchased for the account of the underwriters in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the common share at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if any are undertaken, they may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. In general a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

We estimate that our total expenses attributable to this offering will be approximately $    million, excluding underwriting discounts and commissions.

In the ordinary course of the underwriters' respective businesses, the underwriters and their affiliates may, from time to time, engage in commercial and investment banking transactions with us.

Our common stock is traded on the Nasdaq National Market under the symbol "SHRP."

Legal matters

The validity of the common stock offered hereby will be passed upon for The Sharper Image by Davis Polk & Wardwell, Menlo Park, California. Cahill Gordon & Reindel, New York, New York, is representing the underwriters.

Experts

The financial statements included and incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended January 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated herein by reference, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended April 30, 2002, July 31, 2002 and October 31, 2002 and 2001 which is included and incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in our Quarterly Reports on Form 10-Q for the quarters ended April 30, 2002, July 31, 2002 and October 31, 2002 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the aforementioned securities act.

Where you can find more information

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for further information regarding its public facilities. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those previously filed documents. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

  (a)
  our Annual Report on Form 10-K for the year ended January 31, 2002;

  (b)
  our Quarterly Reports on Form 10-Q for the quarters ended April 30, 2002, July 31, 2002 and October 31, 2002;

  (c)
  the description of The Sharper Image common stock contained in our registration statement on Form 8-A filed May 6, 1987, including any amendments or reports filed for the purpose of updating such description; and

  (d)
  the description of The Sharper Image preferred stock purchase rights contained in our registration statement on Form 8-A filed February 25, 2003, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Jeffrey P. Forgan
Executive Vice President and Chief Financial Officer
Sharper Image Corporation
650 Davis Street
San Francisco, CA 94111
(415) 445-6000

Independent Auditors' Report

Board of Directors and Stockholders
Sharper Image Corporation
San Francisco, California

We have audited the accompanying balance sheets of Sharper Image Corporation as of January 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sharper Image Corporation as of January 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP

San Francisco, California
March 25, 2002

Sharper Image Corporation
Balance sheets

		January 31,
	(unaudited) October 31, 2002
(dollars in thousands, except per share amounts)		2002 (fiscal 2001)	2001 (fiscal 2000)

Assets
Current assets:
Cash and equivalents	$ 1,904	$ 40,417	$ 52,019
Accounts receivable, net of allowance for doubtful accounts of $684 (unaudited), $1,082 and $730	12,335	8,098	9,722
Merchandise inventories	93,769	50,151	61,959
Deferred catalog costs	6,945	3,844	3,943
Prepaid expenses and other	12,347	10,648	9,992

Total current assets	127,300	113,158	137,635
Property and equipment, net	51,333	44,862	36,474
Deferred taxes and other assets	4,836	4,318	4,727

Total assets	$ 183,469	$ 162,338	$ 178,836

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$ 30,160	$ 16,511	$ 25,177
Accrued expenses	29,739	25,262	29,838
Deferred revenue	17,737	16,982	12,440
Income taxes payable	—	807	10,711
Current portion of notes payable	185	174	160

Total current liabilities	77,821	59,736	78,326
Notes payable	1,893	2,033	2,206
Other liabilities	6,813	5,826	4,742
Commitments and contingencies	—	—	—

Total liabilities	86,527	67,595	85,274

Stockholders' equity:
Preferred stock, $0.01 par value:
Authorized, 3,000,000 shares: Issued and outstanding, none	—	—	—
Common stock, $0.01 par value:
Authorized, 25,000,000 shares: Issued and outstanding, 12,631,886 (unaudited), 11,970,684 and 11,961,911 shares	127	120	120
Additional paid-in capital	46,155	42,582	42,697
Retained earnings	50,660	52,041	50,745

Total stockholders' equity	96,942	94,743	93,562

Total liabilities and stockholders' equity	$ 183,469	$ 162,338	$ 178,836

See notes to financial statements.

Sharper Image Corporation
Statements of operations

			Year ended January 31,
	(unaudited) Nine months ended October 31,
(dollars in thousands, except per share amounts)			2002 (fiscal 2001)	2001 (fiscal 2000)	2000 (fiscal 1999)
	2002	2001

Revenues:
Sales	$ 330,834	$ 250,241	$ 435,131	$ 450,298	$ 329,384
Less: returns and allowances	37,763	28,184	51,909	44,387	36,373

Net sales	293,071	222,057	383,222	405,911	293,011
List rental and licensing	806	870	985	1,704	1,354
Delivery	7,476	6,633	11,992	13,521	9,732

	301,353	229,560	396,199	421,136	304,097

Costs and expenses:
Cost of products	132,655	110,949	189,454	212,943	153,742
Buying and occupancy	32,676	27,583	38,324	31,226	27,842
Advertising	61,357	43,114	68,479	54,634	37,992
General, selling, and administrative	77,034	65,132	97,835	95,265	69,525

	303,722	246,778	394,092	394,068	289,101

Other income (expense):
Interest income	266	577	702	2,613	983
Interest expense	(209)	(227)	(355)	(330)	(380)
Other income (expense)—net	(27)	(241)	(294)	(269)	(58)

	30	109	53	2,014	545

Earnings (loss) before income tax expense (benefit)	(2,339)	(17,109)	2,160	29,082	15,541
Income tax expense (benefit)	(958)	(6,844)	864	11,633	6,216

Net earnings (loss)	$ (1,381)	$ (10,265)	$ 1,296	$ 17,449	$ 9,325

Net earnings (loss) per share—basic	$ (0.11)	$ (0.86)	$ 0.11	$ 1.45	$ 0.89

Net earnings (loss) per share—diluted	$ (0.11)	$ (0.86)	$ 0.10	$ 1.33	$ 0.82

Weighted average number of shares—basic	12,223,149	11,896,937	11,904,562	12,036,569	10,516,358

Weighted average number of shares—diluted	12,223,149	11,896,937	12,568,380	13,074,395	11,358,004

See notes to financial statements.

Sharper Image Corporation
Statements of stockholders' equity

(dollars in thousands)	Common shares	Stock amount	Additional paid-in capital	Retained earnings	Total

Balance at January 31, 1999	8,916,995	$ 89	$ 12,589	$ 23,971	$ 36,649
Issuance of common stock from secondary offering and for stock options exercised (including income tax benefit)	3,099,832	31	31,118		31,149
Net earnings				9,325	9,325

Balance at January 31, 2000	12,016,827	120	43,707	33,296	77,123
Issuance of common stock for stock options exercised (including income tax benefit)	71,084	1	659		660
Repurchase of common stock	(126,000)	(1)	(1,669)		(1,670)
Net earnings				17,449	17,449

Balance at January 31, 2001	11,961,911	120	42,697	50,745	93,562
Issuance of common stock for stock options exercised (including income tax benefit)	108,773	1	872		873
Repurchase of common stock	(100,000)	(1)	(987)		(988)
Net earnings				1,296	1,296

Balance at January 31, 2002	11,970,684	120	42,582	52,041	94,743
Issuance of common stock for stock options exercised (including income tax benefit) (unaudited)	661,202	7	3,573		3,580
Net loss (unaudited)				(1,381)	(1,381)

Balance at October 31, 2002 (unaudited)	12,631,886	$ 127	$ 46,155	$ 50,660	$ 96,942

See notes to financial statements.

Sharper Image Corporation
Statements of cash flows

			Year ended January 31,
	(unaudited) Nine months ended October 31,
			2002 (fiscal 2001)	2001 (fiscal 2000)	2000 (fiscal 1999)
(in thousands)	2002	2001

Cash was provided by (used for) operating activities:
Net earnings (loss)	$ (1,381)	$ (10,265)	$ 1,296	$ 17,449	$ 9,325
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:
Depreciation and amortization	10,782	7,580	11,644	7,922	6,480
Deferred rent expenses and landlord allowances	159	263	332	(185)	(187)
Deferred income taxes	—	—	(124)	1,191	(1,349)
Loss on sale of equipment	49	412	395	299	—
Change in operating assets and liabilities:
Accounts receivable	(4,237)	(2,072)	1,624	(1,840)	(1,095)
Merchandise inventories	(43,618)	(19,257)	11,808	(22,307)	(7,054)
Deferred catalog costs, prepaid expenses and other	(4,462)	(9,243)	(24)	(4,686)	(2,061)
Accounts payable and accrued expenses	18,126	(143)	(13,034)	12,041	14,361
Deferred revenue and other liabilities	(80)	(8,982)	(4,474)	7,957	6,062

Cash provided by (used for) operating activities	(24,662)	(41,707)	9,443	17,841	24,482

Cash was provided by (used for) investing activities:
Property and equipment expenditures	(17,302)	(15,624)	(20,574)	(19,747)	(8,039)
Proceeds from sale of equipment	—	—	11	—	111

Cash used for investing activities	(17,302)	(15,624)	(20,563)	(19,747)	(7,928)

Cash was provided by (used for) financing activities:
Proceeds from issuance of common stock, including warrants and stock options exercised	3,580	302	665	285	31,149
Repurchase of common stock	—	(987)	(988)	(1,670)	—
Proceeds from notes payable and revolving credit facility	5,000	10,475	15,625	—	11,955
Principal payments on notes payable and revolving credit facility	(5,129)	(2,969)	(15,784)	(147)	(12,590)

Cash provided by (used for) financing activities	3,451	6,821	(482)	(1,532)	30,514

Net increase (decrease) in cash and equivalents	(38,513)	(50,510)	(11,602)	(3,438)	47,068
Cash and equivalents at beginning of period	40,417	52,019	52,019	55,457	8,389

Cash and equivalents at end of period	$ 1,904	$ 1,509	$ 40,417	$ 52,019	$ 55,457

Supplemental disclosure of cash paid for:
Interest	$ 195	$ 201	$ 349	$ 362	$ 403
Income taxes	$ 707	$ 7,991	$ 8,991	$ 10,536	$ 3,839

See notes to financial statements.

Sharper Image Corporation

Notes to financial statements

Note A—Summary of significant accounting policies

The Company is a leading specialty retailer that introduces and sells quality, innovative and entertaining products. These products are sold through its retail stores, catalogs (which includes other sources of direct marketing such as single product mailers, television infomercials, radio and newspapers), Internet and other marketing channels throughout the United States. The Company also has stores and catalog operations internationally through licensees.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited interim financial statements: In the opinion of management the accompanying unaudited interim financial statements of the Company contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of October 31, 2002, and the results of its operations and its cash flows for the nine months ended October 31, 2002 and 2001. A substantial portion of the Company's total revenues and all or most of the Company's net earnings occur in the fourth quarter ending January 31. Therefore, the results of operations and cash flows for the nine months ended October 31, 2002 are not necessarily indicative of the results of operations or cash flows which may be reported for the year ended January 31, 2003.

Revenue recognition: The Company recognizes revenue at the point of sale at its retail stores and at the time of customer receipt for its mail order sales, including the Internet. The Company recognizes revenue for sales to resellers of sales made on a wholesale basis when the products are shipped, which is the time title passes to the purchaser. The Company records estimated reductions to revenue for customer returns based upon historical return rate. Revenues are recorded net of sale discounts and other rebates and incentives offered to customers. Deferred revenue represents merchandise certificates outstanding and unfilled cash orders at the end of the fiscal period. Delivery revenue is recognized at the commencement of delivery to customers.

Cost of products: Cost of products includes total cost of products sold, inventory shrink, letter of credit fees, increases or decreases to inventory reserves, inbound freight costs, costs to refurbish products for resale, inspection costs, cost of customer accommodations and promotions and cost to deliver product to customers.

Buying and occupancy: Buying and occupancy includes salaries for our merchandise buyers, occupancy costs for all store locations including rent, utilities, real estate taxes, common area maintenance, repairs and maintenance, depreciation on store leasehold improvements and fixtures, janitorial services and waste removal.

General, Selling and Administrative: General, selling and administrative includes all costs related to sales associates, including payroll and benefits, all corporate personnel cost,

including payroll and benefits, supplies, store signs, credit card fees, third party fees including telemarketing expenses, internet hosting charges, telephone-related to the corporate offices, toll free phone numbers for catalog orders, freight charges related to delivery of product from distribution centers to stores, and between distribution centers, purchasing and receiving costs, warehouse costs, corporate insurance, depreciation on corporate assets such as computers and distribution center facilities, bad debt expense, check guarantee fees and professional fees.

Deferred catalog and advertising costs: Direct costs incurred for the production and distribution of catalogs are capitalized and amortized, once the catalog is mailed, over the expected sales period which does not exceed three months. Other advertising costs are expensed as incurred and amounted to $35,297,000, $25,374,000, and $15,455,000, for the fiscal years ended January 31, 2002, 2001, and 2000, respectively.

Fair value of financial instruments: The carrying value of cash, accounts receivable, accounts payable and notes payable approximates their estimated fair value.

Effects of inflation: The effects of inflation are not material to the Company's financial position and results of operations.

Merchandise inventories: Merchandise inventories are stated at lower of cost (first-in, first-out method) or market. The Company provides a reserve for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Cash and equivalents: Cash and equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less. Receivables from banks related to debit and credit cards are shown in accounts receivable and totaled $3.4 million for the nine months ended October 31, 2002, $1.3 million at January 31, 2002 and $2.0 million at January 31,2001.

Start-up activities: All start-up and preopening costs are expensed as incurred.

Property and equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the various assets which range from three to 10 years for office furniture and equipment and transportation equipment, and 40 years for the building. Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful lives or the term of the applicable leases, which range from seven to 18 years.

The Company designs and produces its own proprietary products for sale. Costs incurred for tooling, dies and package design are capitalized and amortized over the estimated life of these products, which is generally two years. At January 31, 2002, and 2001, capitalized costs included in property and equipment, net of related amortization, were $2,967,000 and $3,499,000, respectively.

Costs incurred in the development of the internet website and enhancements to the Company's information infrastructure are capitalized once the preliminary project stage is completed and management authorizes and commits to funding a computer software project and it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred for training and ongoing maintenance are expensed as incurred.

The Company reviews its long-lived assets, including identifiable intangible assets, whenever events or changes indicate the carrying amount of such assets may not be recoverable. The Company's policy is to review the recoverability of all assets, at a minimum, on an annual basis. Based on the Company's review at January 31, 2002, no material adjustments were made to long-lived assets.

Income taxes: Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events then known to management that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events then known to management are considered other than changes in the tax law or rates.

Store closures: The Company continually reviews the operating performance of individual stores and records a provision for closing costs at the date management commits to closing a store. Operating costs, including depreciation, of stores to be closed are expensed during the period they remain in use.

Accounts payable: Accounts payable represents amounts owed to third parties at the end of the period.

Stock-based compensation: The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees.

Earnings per share: Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding during each year of 11,904,562 and 12,036,569 and 10,516,358, for the fiscal years ended January 31, 2002, 2001 and 2000, respectively. Diluted earnings per share reflect the potential dilution that could occur from common shares issuable through stock options. Weighted average number of common shares outstanding was adjusted for 663,818 and 1,037,826 and 841,646 incremental shares assumed issued under the treasury stock method during the fiscal years ended January 31, 2002, 2001 and 2000, respectively.

Options for which the exercise price was greater than the average market price of common stock for the period were not included in the computation of diluted earnings per share. The number of such options for which the exercise price was greater than the average market price of $9.94, $14.37 and $11.92 for the fiscal years ended January 31, 2002, 2001 and 2000, was 303,500 and 54,600 and 9,000, respectively.

October 31, 2002 update (unaudited):

Weighted average shares outstanding for the nine month periods ended October 31, 2002 and 2001 were 12,223,149 and 11,896,937.

Options to purchase 2,713,794 and 2,517,043 shares of common stock were outstanding as of October 31, 2002 and 2001, respectively. Of these options, 1,468,489 and 667,053 stock options for the nine months ended October 31, 2002 and 2001, respectively, were excluded from dilutive earnings per share calculation because the Company was in a net loss position and their inclusion would have been anti-dilutive.

Had the Company been in a net income position, stock options of 40,700 and 312,934 for the nine months ended October 31, 2002 and 2001, respectively, would have been excluded from the diluted earnings per share calculation because the option exercise price exceeded the average stock price for those periods.

Comprehensive income: Comprehensive income consists of net earnings or loss for the current period and other comprehensive income (income, expenses, gains and losses that currently bypass the income statement and are reported directly as a separate component of equity). Comprehensive income does not differ from net earnings for the Company for the years ended January 31, 2002, 2001 and 2000.

New accounting pronouncements: SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended, requires the Company to record all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value, and is effective for all fiscal years beginning after June 15, 2000. The Company implemented SFAS 133, as amended on February 1, 2001. Adoption of this statement did not have a material impact on the Company's financial position or results of operations.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" (effective July 1, 2001) and SFAS No. 142, "Goodwill and Other Intangible Assets" (effective for the Company on February 1, 2002). SFAS No. 141 prohibits pooling-of-interests accounting for acquisitions. SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The adoption of the new standards is not expected to have a material impact on the Company's financial position or results of operations.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 became effective for the Company on February 1, 2002. Adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. The Company will adopt the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

Reclassification: Certain reclassifications have been made to prior years' financial statements in order to conform with the classifications of the January 31, 2002, financial statements.

Note B—Property and equipment

Property and equipment is summarized as follows:

	January 31,
(dollars in thousands)	2002 (fiscal 2001)	2001 (fiscal 2000)

Leasehold improvements	$28,645	$26,937
Furniture, fixtures and equipment	72,155	57,538
Land	53	53
Building	2,874	2,874

	103,727	87,402
Less accumulated depreciation and amortization	58,865	50,928

	$44,862	$36,474

Note C—Other assets

The Company has an agreement under which it will advance the premiums on a split-dollar life insurance policy for its Founder, Chairman and Chief Executive Officer. The Company has an interest in the insurance benefits equal to the amount of the premiums advanced. The amount receivable for premiums advanced as of January 31, 2002, and 2001 was $1,882,000 and $1,520,000, respectively.

Note D—Revolving loan and notes payable

The Company has a revolving secured credit facility with The CIT Group/Business Credit Inc. (CIT) (formerly Tyco Capital) with an expiration date of September 2004. The credit facility allows the Company borrowings and letters of credit to a maximum of $33 million for the period October 1 through December 31 and up to $20 million for other times of the year based on inventory levels. The credit facility is secured by the Company's inventory, accounts receivable, general intangibles and certain other assets. Borrowings under this facility bear interest at either the prime rate plus a margin or at LIBOR plus a margin based on the Company's financial performance. The credit facility contains certain financial covenants pertaining to interest coverage ration and net worth and contains limitations on operating leases, other borrowings, dividend payments and stock repurchases.

The highest amount of direct borrowing under the revolving loan credit facility during fiscal 2001 was $15,625,000. During fiscal 2000, the Company did not borrow under the revolving loan credit facility. At January 31, 2002, and 2001, the Company had no amounts outstanding on its revolving credit facility. Letter of credit commitments outstanding under the credit facility at January 31, 2002, and 2001 were $4,494,000 and $1,134,000, respectively. The weighted average interest rate incurred on the revolving credit facility was 4.75% for the nine months ended October 31, 2002 and 5.50% in fiscal 2001.

At January 31, 2002, notes payable included a mortgage loan collateralized by the Company's distribution center. This note bears interest at a fixed rate of 8.40%, provides for monthly payments of principal and interest in the amount of $29,367, and matures in January 2011. At January 31, 2002, and 2001, the balance of this note was $2,207,000 and $2,366,000, respectively.

October 31, 2002 update (unaudited):

At October 31, 2002, the Company had no amounts outstanding on the revolving secured credit facility and letter of credit commitments outstanding under the facility were $7.0 million.

In addition, the revolving secured credit facility provides for term loans for capital expenditures ("Term Loans") up to $2.0 million. Amounts borrowed under the Term Loans bear interest at a variable rate of either prime rate plus a margin or at LIBOR plus a margin based on the Company's financial performance. Each Term Loan is to be repaid in 36 equal monthly principal installments. As of October 31, 2002, there were no outstanding Term Loans on this facility.

Future minimum principal payments on notes payable at January 31, 2002, are as follows:

(dollars in thousands)

Fiscal year ending January 31,
2003	$ 174
2004	189
2005	205
2006	223
2007	243
Later years	1,173
Total notes payable	$ 2,207

Note E—Income taxes

	Fiscal year ended January 31,
(dollars in thousands)	2002 (fiscal 2001)	2001 (fiscal 2000)	2000 (fiscal 1999)

Current:
Federal	$ 843	$ 8,914	$ 6,430
State	144	1,528	1,135

	987	10,442	7,565
Deferred:
Federal	(105)	1,017	(1,147)
State	(18)	174	(202)

	(123)	1,191	(1,349)

	$ 864	$ 11,633	$ 6,216

The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

	Fiscal year ended January 31,
	2002 (fiscal 2001)	2001 (fiscal 2000)	2000 (fiscal 1999)

Federal tax rate	35.0%	35.0%	34.0%
State income tax, less federal benefit	6.0	6.0	6.0
Other	(1.0)	(1.0)	—

Effective tax rate	40.0%	40.0%	40.0%

Deferred taxes result from differences in the recognition of expense for income tax and financial reporting purposes. The principal components of deferred tax assets (liabilities) are as follows:

	January 31,
(dollars in thousands)	2002 (fiscal 2001)	2001 (fiscal 2000)

Current:
Nondeductible reserves	$7,027	$5,245
Deferred catalog costs	(1,465)	(1,617)
State taxes	(1,612)	(1,188)

Current—net	3,950	2,440

Noncurrent:
Deferred rent	1,245	1,042
Depreciation	3,173	3,470
Deductible software costs	(2,671)	(1,377)
Other—net	(165)	(166)

Noncurrent—net	1,582	2,969

Total	$5,532	$5,409

Note F—Leases

The Company leases retail facilities, offices, and equipment under operating leases for terms expiring at various dates through 2016. Under the terms of certain of the leases, rents are adjusted annually for changes in the consumer price index and increases in property taxes. The aggregate minimum annual lease payments under leases in effect at January 31, 2002, are as follows:

(dollars in thousands)

Fiscal year ending January 31,
2003	$24,107
2004	22,803
2005	20,955
2006	18,869
2007	14,096
Later years	51,711
Total minimum lease commitments	$152,541

Many of the Company's leases contain predetermined fixed escalations of the minimum rentals during the initial term. For these leases, the Company has recognized the related rental expense on a straight-line basis and has recorded the difference between the expense charged to income and amounts payable under the leases as deferred rent which is included in Other Liabilities. Total minimum rent from noncancelable sublease agreements through 2005 is approximately $548,960 as of February 1, 2002, which has not been netted against the above amounts.

Some store leases contain renewal options for periods ranging up to five years. Most leases also provide for payment of operating expenses, real estate taxes and for additional rent based on a percentage of sales.

Rental expense for all operating leases was as follows:

	Fiscal year ended January 31,
(dollars in thousands)	2002 (fiscal 2001)	2001 (fiscal 2000)	2000 (fiscal 1999)

Minimum rentals	$22,941	$18,124	$16,146
Percentage rentals and other charges	8,436	7,300	6,367

	$31,377	$25,424	$22,513

Note G—Stockholders' equity

On July 22, 1999, the Company completed an offering of 3.0 million shares of its common stock. The proceeds from the offering, net of underwriters discount and offering expenses, totaled $30.2 million. The Company has used the proceeds from this offering for general corporate purposes, including investments in the Company's Internet business, expansion of its distribution and fulfillment capacity, and working capital.

In December 2000, the Board of Directors approved a stock repurchase program, which authorizes the Company to repurchase up to 800,000 shares at a per share price of $20.00 or below. The program expired January 31, 2002. Through January 31, 2002, a total of 206,000 shares were repurchased under this stock repurchase program at an average price of $11.48.

During fiscal 2000, the Company adopted the 2000 Stock Incentive Plan. The Stock Incentive Plan combines the 1985 Stock Option Plan, as amended, and the 1994 Non-Employee Director Stock Option Plan, as amended, into a single comprehensive equity incentive plan. The 2000 Stock Incentive Plan is divided into four separate equity incentive programs and will allow the issuance of non-qualified options to key employees, non-employee Board members and consultants up to an initial aggregate of 3,147,107 shares. An automatic increase of shares available for issuance will occur on the first trading day of each fiscal year, beginning with fiscal 2001, by an amount equal to 3% of the total number of shares of common stock outstanding on the last trading day of the immediately preceding fiscal year. In no event will the annual increase exceed 500,000 shares.

Options issued to key employees and consultants will generally vest over a four- to six-year period from the date of the grant and are priced at 100% of the fair market value at the date of the grant. Options issued to non-employee Board members will be immediately exercisable, vest over one year of board service from the date of the grant and are priced at 100% of the fair market value at the date of the grant. Any shares purchased under the option plan will be subject to repurchase by the Company at the exercise price paid per share, upon the optionee's cessation of Board service prior to vesting.

Additional stock plan information

As discussed in Note A, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net earnings (loss) and earnings (loss) per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.

These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life from date of grant, five years in fiscal 2001, five years in fiscal 2000 and four years in fiscal 1999; stock volatility, 37% in fiscal 2001, 66% in fiscal 2000 and 57% in fiscal 1999; risk-free interest rates, 4.09% in fiscal 2001, 6.24% in fiscal 2000 and 5.70% in fiscal 1999; and no dividends during the expected term.

The Company's calculations are based on a single option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the fiscal years 1996 through 2001 awards had been amortized to expense over the vesting period of the awards, pro forma net earnings would have been $97,306 ($0.01 earnings per share—basic and $0.01 earnings per share—diluted) in fiscal 2001, $16,261,190 ($1.35 earnings per share—basic and $1.24 earnings per share—diluted) in fiscal 2000 and $8,324,490 ($0.79 earnings per share—basic and $0.73 earnings per share—diluted) in fiscal 1999.

The following table reflects the activity under these plans:

	Number of options	Weighted average exercise price

Balance at January 31, 1999	1,145,105	$ 3.76
Granted (weighted average fair value of $5.41)	1,228,100	9.28
Exercised	(99,832)	4.11
Cancelled	(167,385)	3.78

Balance at January 31, 2000	2,105,988	$ 6.96
Granted (weighted average fair value of $8.63)	128,600	13.82
Exercised	(71,084)	4.36
Cancelled	(20,617)	6.77

Balance at January 31, 2001	2,142,887	$ 7.46
Granted (weighted average fair value of $3.13)	800,350	7.96
Exercised	(86,655)	5.00
Cancelled	(82,619)	8.36

Balance at January 31, 2002	2,773,963	$ 7.65

Exercisable at January 31, 2000	531,391	$ 4.39

Exercisable at January 31, 2001	982,430	$ 6.07

Exercisable at January 31, 2002	1,397,869	$ 6.79

Options outstanding				Options exercisable
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price

$ 1.16 - $ 1.99	4,835	3.0	$1.88	4,835	$1.88
2.00 - 3.99	678,574	5.9	3.74	664,084	3.75
4.00 - 7.99	398,664	9.5	6.65	55,764	5.47
8.00 - 11.99	1,599,890	8.6	9.11	610,966	9.28
11.99 - 21.00	92,000	9.0	15.81	62,220	16.35

$ 1.16 - $ 21.00	2,773,963	8.0	$7.65	1,397,869	$6.79

Note H—401(k) savings plan

The Company maintains a defined contribution, 401(k) Savings Plan, covering all employees who have completed one year of service with at least 1,000 hours and who are at least 21 years of age. The Company makes employer matching contributions at its discretion. Company contributions amounted to $172,000, $196,000 and $152,000 for the fiscal years ended January 31, 2002, 2001 and 2000, respectively.

Note I—Commitments and contingencies

The Company is party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

Note J—Segment information

The Company classifies its business interests into three reportable segments: retail stores, catalog and direct marketing, and the Internet. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note A). The Company evaluates performance and allocates resources based on operating contribution, which excludes unallocated corporate general and administrative costs and income tax expense or benefit. The Company's reportable segments are strategic business units that offer the same products and utilize common merchandising, distribution, and marketing functions, as well as common information systems and corporate administration. The Company does not have intersegment sales, but the segments are managed separately because each segment has different channels for selling the products.

Financial information for the Company's business segments is as follows:

			Year ended January 31,
	(unaudited) Nine months ended October 31,
			2002 (fiscal 2001)	2001 (fiscal 2000)	2000 (fiscal 1999)
(dollars in thousands)	2002	2001

Revenues
Stores	$ 165,583	$ 130,131	$ 232,146	$ 249,449	$ 188,416
Catalog and direct marketing	75,788	52,981	90,363	86,823	65,617
Internet	36,439	29,310	49,820	60,213	28,495
Other	23,543	17,138	23,870	24,651	21,569

Total revenues	$ 301,353	$ 229,560	$ 396,199	$ 421,136	$ 304,097

Operating contributions
Stores	$ 10,082	$ 2,916	$ 24,056	$ 39,998	$ 27,947
Catalog and direct marketing	9,286	2,605	7,661	14,865	9,134
Internet	4,304	1,899	8,858	7,543	3,193
Unallocated	(26,011)	(24,529)	(38,415)	(33,324)	(24,733)

Earnings (loss) before income tax expense (benefit)	$ (2,339)	$ (17,109)	$ 2,160	$ 29,082	$ 15,541

Depreciation and amortization
Stores			$ 4,782	$ 3,717	$ 3,534
Catalog and direct marketing			—	—	—
Internet			1,845	449	14
Unallocated			5,017	3,756	2,932

Total depreciation and amortization			$ 11,644	$ 7,922	$ 6,480

Capital asset expenditures
Stores			$ 12,296	$ 6,333	$ 3,561
Catalog and direct marketing			—	—	—
Internet			2,134	3,550	425
Unallocated			6,144	9,864	4,053

Total capital asset expenditures			$ 20,574	$ 19,747	$ 8,039

Assets
Stores			$ 27,613	$ 20,745	$ 13,590
Catalog and direct marketing			—	—	—
Internet			4,825	4,418	448
Unallocated			129,900	153,673	128,081

Total assets			$ 162,338	$ 178,836	$ 142,119

Note K—Quarterly financial information (unaudited)

	Three months ended
Fiscal year ended January 31, 2002 (in thousands, except per share amounts)	April 30, 2001	July 31, 2001	October 31, 2001	January 31, 2002

Revenues	$ 69,759	$ 82,797	$ 77,004	$ 166,639
Expenses
Cost of products	33,231	39,634	38,084	78,505
Buying and occupancy	8,572	9,089	9,922	10,741
Advertising	12,867	17,580	12,667	25,365
General, selling and administrative	20,089	22,705	22,338	32,703
Other income (expense)	406	54	(351)	(56)
Earnings (loss) before income tax expense (benefit)	(4,594)	(6,157)	(6,358)	19,269
Income tax expense (benefit)	(1,838)	(2,463)	(2,543)	7,708
Net earnings (loss)	$ (2,756)	$ (3,694)	$ (3,815)	$ 11,561
Net earnings (loss) per share—Basic(1)	$ (0.23)	$ (0.31)	$ (0.32)	$ 0.97
Diluted(2)	$ (0.23)	$ (0.31)	$ (0.32)	$ 0.92

	Three months ended
Fiscal year ended January 31, 2001 (in thousands, except per share amounts)	April 30, 2000	July 31, 2000	October 31, 2000	January 31, 2001

Revenues	$ 60,862	$ 82,463	$ 101,084	$ 176,727
Expenses
Cost of products	31,207	41,457	52,117	88,162
Buying and occupancy	6,920	7,249	7,778	9,279
Advertising	7,342	12,556	12,600	22,136
General, selling and administrative	15,881	19,617	23,764	36,003
Other income	663	389	350	612
Earnings before income tax expense	175	1,973	5,175	21,759
Income tax expense	70	789	2,070	8,704
Net earnings	$ 105	$ 1,184	$ 3,105	$ 13,055
Net earnings per share—Basic(1)	$ 0.01	$ 0.10	$ 0.26	$ 1.09
Diluted(2)	$ 0.01	$ 0.09	$ 0.23	$ 1.00

(1)
Basic earnings per share is calculated for interim periods including the effect of stock options exercised in prior interim periods. Basic earnings per share for the fiscal year is calculated using weighted shares outstanding based on the date stock options were exercised. Therefore, basic earnings per share for the cumulative four quarters may not equal fiscal year basic earnings per share.

(2)
Diluted net earnings per share for the fiscal year and for quarters with net earnings are computed based on weighted average common shares outstanding which include common stock equivalents (stock options). Net loss per share for quarters with net losses is computed based solely on weighted average common shares outstanding. Therefore, the net earnings (loss) per share for each quarter do not sum up to the earnings per share for the full fiscal year.

2,500,000 shares

Common stock

Prospectus

JPMorgan
Lehman Brothers
Southwest Securities
WR Hambrecht+Co

                    , 2003

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the registration fee, the NASD fee and the Nasdaq National Market.

	Amount to be paid

Registration fee		$4,758
NASD filing fee		5,671
Nasdaq National Market fee		22,500
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the General Corporation Law of the state of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

        The Registrant's Certificate of Incorporation provides that the Registrant shall indemnify its directors to the fullest extent permitted by law either now or hereafter. Article VII, Section 6 of the Bylaws of the Registrant provides for indemnification of the officers and directors of the Registrant to the fullest extent permitted by applicable law. The Registrant has also entered into an agreement with each of its directors and certain of its officers, wherein it has agreed to indemnify each of them to the fullest extent permitted by law. Reference is also made to Section 8(c) of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 16. EXHIBITS

Exhibit Number		Description of Exhibits
1.1		Form of Underwriting Agreement (to be filed by amendment)
5.1		Opinion of Davis Polk & Wardwell (to be filed by amendment)
23.1		Consent of Deloitte & Touche LLP, Independent Auditors
23.2		Consent of Davis Polk & Wardwell, Reference is made to exhibit 5.1
24.1	*	Power of Attorney

*
Previously filed.

ITEM 17. UNDERTAKINGS

(1)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2)
The undersigned Registrant hereby undertakes:

(a)
That for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

(b)
That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(c)
That for the purposes of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, state of California, on February 26, 2003.

SHARPER IMAGE CORPORATION
By:	/s/ RICHARD J. THALHEIMER Richard J. Thalheimer Founder, Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RICHARD J. THALHEIMER Richard J. Thalheimer	Founder, Chairman and Chief Executive Officer (Principal Executive Officer)	February 26, 2003
/s/ TRACY Y. WAN Tracy Y. Wan	President and Chief Operating Officer (Principal Executive Officer)	February 26, 2003
/s/ JEFFREY P. FORGAN Jeffrey P. Forgan	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	February 26, 2003
* Alan Thalheimer	Director	February 26, 2003
* Gerald Napier	Director	February 26, 2003
* Morton David	Director	February 26, 2003
* George James	Director	February 26, 2003
*By:	/s/ TRACY Y. WAN Tracy Y. Wan Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description of Exhibits
1.1		Form of Underwriting Agreement (to be filed by amendment)
5.1		Opinion of Davis Polk & Wardwell (to be filed by amendment)
23.1		Consent of Deloitte & Touche LLP, Independent Auditors
23.2		Consent of Davis Polk & Wardwell, Reference is made to exhibit 5.1
24.1	*	Power of Attorney

*
Previously filed.

QuickLinks

Table of contents
Prospectus summary
The offering
Summary financial data and operating statistics
Recent developments
Risk factors
Forward-looking statements
Use of proceeds
Price range of common stock
Dividend policy
Capitalization
Selected financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
Principal stockholders
Description of capital stock
Underwriting
Legal matters
Experts
Where you can find more information
Independent Auditors' Report
Sharper Image Corporation Balance sheets
Sharper Image Corporation Statements of operations
Sharper Image Corporation Statements of stockholders' equity
Sharper Image Corporation Statements of cash flows
Sharper Image Corporation Notes to financial statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
  ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
  ITEM 16. EXHIBITS
  ITEM 17. UNDERTAKINGS
SIGNATURES
EXHIBIT INDEX